SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                           COUGAR BIOTECHNOLOGY, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                   222083 10 7
                                 (CUSIP Number)

                               Peter Halasz, Esq.
                            Schulte Roth & Zabel LLP
                                  919 Third Ave
                               New York, NY 10022
                                 (212) 756-2000
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  April 3, 2006
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 12 Pages)

----------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 222083 10 7                 13D                  Page 2 of 12 Pages


--------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Adage Capital Partners, L.P.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS *
            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    497,092
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    497,092
--------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             497,092
--------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES *                       [ ]
--------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             9.99%
--------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON *
             PN
--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 222083 10 7                 13D                  Page 3 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Adage Capital Partners GP, L.L.C.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS *
            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    497,092
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    497,092
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            497,092
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            9.99%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
            OO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 222083 10 7                 13D                  Page 4 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Adage Capital Advisors, L.L.C.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS *
            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    497,092
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    497,092
--------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             497,092
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES *                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             9.99%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON *
             OO
-----------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 222083 10 7                 13D                  Page 5 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Robert Atchinson
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS *
            AF
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
NUMBER OF     (7)   SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    497,092
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    497,092
--------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             497,092
--------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES *                       [ ]
--------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             9.99%
--------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON *
             IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 222083 10 7                 13D                  Page 6 of 12 Pages


--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Phillip Gross
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     (3) SEC USE ONLY
--------------------------------------------------------------------------------
     (4) SOURCE OF FUNDS *
         AF
--------------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
--------------------------------------------------------------------------------
     (6) CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
NUMBER OF     (7)   SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    497,092
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    497,092
--------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             497,092
--------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES *                       [ ]
--------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             9.99%
--------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON *
             IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 222083 10 7                 13D                  Page 7 of 12 Pages


Item 1. Security and Issuer.

     This statement relates to certain shares (the "Shares") of common stock, par value $0.0001 (the "Common Stock") of Cougar Biotechnology, Inc. (the "Company"). The Company's principal executive offices are located at 10990 Wilshire Blvd, Suite 1200, Los Angeles, CA 90024.

Item 2. Identity and Background.

     (a)  This statement is filed by:
          (i) Adage Capital Partners, L.P., a Delaware limited partnership ("ACP") with respect to the Shares beneficially owned directly by it;
          (ii) Adage Capital Partners GP, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACPGP"), as general partner of ACP with respect to the Shares beneficially owned directly by ACP;
         (iii) Adage Capital Advisors, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACA"), as managing member of ACPGP, general partner of ACP, with respect to the Shares beneficially owned directly by ACP;
          (iv) Phillip Gross ("Mr. Gross"), as managing member of ACA, managing member of ACPGP, general partner of ACP with respect to the Shares beneficially owned directly by ACP; and
          (v) Robert Atchinson ("Mr. Atchinson"), as managing member of ACA, managing member of ACPGP, general partner of ACP with respect to the Shares beneficially owned directly by ACP.

               The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The principal business address of each of the Reporting Persons is 200 Clarendon Street, 52nd floor, Boston, Massachusetts 02116.

     (c) The principal business of ACP is acquiring, holding and disposing of investments in various companies for accounts under its management.

     The principal business of ACPGP is to serve as a general partner of ACP.

     The principal business of ACA is to serve as managing member of ACPGP, general partner of ACP.

     The principal occupation of Mr. Gross is acting as managing member of ACA, managing member of ACPGP, and as general partner of ACP.

     The principal occupation of Mr. Atchinson is acting as managing member of ACA, managing member of ACPGP, and general partner of ACP.

CUSIP No. 222083 10 7             13D                    Page 8 of 12 Pages


     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) ACP is a limited partnership organized under the laws of the State of Delaware. ACPGP and ACA are limited liability companies organized under the laws of the State of Delaware. Messrs. Gross and Atchinson are citizens of the United States.


Item 3. Source and Amount of Funds and Other Consideration.

     The Company and ACP entered into a Subscription Agreement dated of April 3, 2006 (the "Subscription Agreement"). Pursuant to the Subscription Agreement, the parties agreed, subject to certain terms and conditions, that ACP would acquire (the "Subscription") 3,468,208 Units consisting of 3,121,387.2 shares of preferred stock, par value $0.001 of the Company (the "Preferred Stock") and 346,820.8 shares of Common Stock for a total purchase price of approximately $5,999,999.84.

     Subject to certain limitations described below, pursuant to the Certificate of Designation of the Preferred Stock (the "Certificate of Designation"), the Preferred Stock is convertible, in whole or in part, at the option of the holder thereof, at any time, into shares of Common Stock at an initial conversion price of $1.73, subject to adjustments as described in the Certificate of Designation. The conversion of Preferred Stock to Common Stock is subject to the limitation (the "Conversion Cap") contained in the Certificate of Designation such that in no event may a holder of Preferred Stock have the right to convert such shares of Preferred Stock into Common Stock to the extent that as a result of such conversion, the total number of shares of Common Stock that such holder would then beneficially own pursuant to Section 13(d) of the Act would exceed 9.99% of the total number of then issued and outstanding shares of Common Stock, as determined in accordance with Section 13(d) of the Act and the rules and regulations promulgated thereunder.

     As of the date hereof, the Reporting Persons may, in the aggregate, be deemed to beneficially own 497,092 shares of Common Stock comprised of (i) the 346,820.8 shares of Common Stock acquired pursuant to the Subscription, plus
(ii) 150,271.2 shares of Common Stock issuable upon conversion of shares of Preferred Stock acquired pursuant to the Subscription as such conversion is limited by the Conversion Cap. The 497,092 Shares reported herein as being beneficially owned by the Reporting Persons were acquired at an aggregate purchase price of approximately $796,232.50.

     The Subscription Agreement and the Certificate of Designation are attached hereto as Exhibit 2 and Exhibit 3, respectively. The foregoing descriptions of the Subscription Agreement and the Certificate of Designation are qualified in their entirety by reference to the full text of such agreements which are incorporated herein by reference.

CUSIP No. 222083 10 7                 13D                  Page 9 of 12 Pages

     The Shares were acquired by the Reporting Persons with investment funds in accounts under management.

Item 4. Purpose of the Transaction.

     The purpose of the acquisition of the Shares by the Reporting Persons is for investment, and the purchases of the Shares by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

     Pursuant to a sideletter (the "Board Sideletter") entered into between ACP and the Company on March 31, 2006, the Company agreed to increase the number of directors to serve on the Company's Board of Directors by two members, and to elect to such Board two directors selected by the Company from a list of candidates named by ACP, subject to the Company's good faith determination as to the qualifications of such additional directors. In the event that ACP owns less than 50% of the Common Stock and Preferred Stock that it had purchased in the Subscription, the Company shall no longer be required to elect or nominate the two directors selected by ACP.

     The Board Sideletter is attached hereto as Exhibit 4. The foregoing description of the Board Sideletter is qualified in its entirety by reference to the full text of such agreement which is incorporated herein by reference.

     The Reporting Persons intend to continue to review and evaluate their investment in the Company. Depending on the price and availability of funds, subsequent developments affecting the Company, the Company's business, other investment and business opportunities available to the Reporting Persons and general stock market, economic and other factors that the Reporting Persons may deem relevant from time to time, the Reporting Persons may maintain their investment at current levels or sell all or a part of their investment, or acquire additional shares of Common Stock or other securities of Company at any time. Any acquisition or disposition of shares of Common Stock by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise.

     Except to the extent set forth above, or in any other Item hereof, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of
Schedule 13D. However, the Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate (and modify) plans or proposals with respect to any such matters.

Item 5. Interest in Securities of the Issuer.

     (a) As described in Item 3, as of the date of this Schedule 13D, each of the Reporting Persons may be deemed to own 497,092 shares of Common Stock (including 150,271.2 shares of Common Stock issuable upon conversion of Preferred Stock). These Shares represent approximately 9.99% of the shares of Common Stock outstanding based on 4,607,105 shares of Common Stock and 9,486,752 shares of Preferred Stock outstanding as reported in the Company's Current Report on Form 8-K dated April 3, 2006.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d) (3) of the Act. Each Reporting Persons expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

CUSIP No. 222083 10 7                 13D                 Page 10 of 12 Pages


     (b) ACP has the power to dispose of and the power to vote the 497,092 Shares beneficially owned by it, which power may be exercised by its general partner, ACPGP. ACA, as managing member of ACPGP, directs ACPGP's operations.

     Neither ACPGP nor ACA own directly any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, ACPGP and ACA may be deemed to own beneficially the 497,092 Shares beneficially owned by ACP.

     Messrs. Atchinson and Gross, as managing members of ACA, have shared power to vote the 497,092 Shares beneficially owned by ACP. Neither Mr. Atchinson nor Mr. Gross directly own any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares beneficially owned by ACP.

     (c) As described in Item 3, pursuant to the Subscription, ACP acquired 3,468,208 Units consisting of 3,121,387.2 shares of Preferred Stock and 346,820.8 shares of Common Stock for a total purchase price of approximately $5,999,999.84. Except as described herein, the Reporting Persons have not effected any transactions in the Shares during the last 60 days.

     (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Company.

Item 7.     Materials to be Filed as Exhibits.

Exhibit 1 - Joint Acquisition Statement, dated April 13, 2006 signed by each of the Reporting Persons in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Persons.

Exhibit 2 - Subscription Agreement dated April 3, 2006 between Adage Capital Partners, L.P and the Company.

Exhibit 3 - Certificate of Designation of the Preferred Stock of the Company.

Exhibit 4 - Board Sideletter dated March 31, 2006 from the Company to Adage Capital Management, L.P.

CUSIP No. 222083 10 7                 13D                 Page 11 of 12 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  April 13, 2006

                                    /s/ Robert Atchinson
                                    -----------------------------------------
                                    ROBERT ATCHINSON, individually



                                    /s/ Robert Atchinson
                                    -----------------------------------------
                                    ROBERT ATCHINSON, as managing member of
                                    Adage Capital Advisors, L.L.C., on behalf
                                    of Adage Capital Partners GP. L.L.C., the
                                    general partner of Adage Capital
                                    Partners, L.P.



                                    /s/ Phillip Gross
                                    -----------------------------------------
                                    PHILLIP GROSS, individually

CUSIP No. 222083 10 7                 13D                 Page 12 of 12 Pages


                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated:  April 13, 2006

                                    /s/ Robert Atchinson
                                    -----------------------------------------
                                    ROBERT ATCHINSON, individually



                                    /s/ Robert Atchinson
                                    -----------------------------------------
                                    ROBERT ATCHINSON, as managing member of
                                    Adage Capital Advisors, L.L.C., on behalf
                                    of Adage Capital Partners GP. L.L.C., the
                                    general partner of Adage Capital
                                    Partners, L.P.


                                    /s/ Phillip Gross
                                    -----------------------------------------
                                    PHILLIP GROSS, individually

                                   EXHIBIT 2

                             SUBSCRIPTION AGREEMENT

     This SUBSCRIPTION AGREEMENT (this "AGREEMENT") is made as of the last date set forth on the signature page hereof between COUGAR BIOTECHNOLOGY, INC., a Delaware corporation having its principal place of business at 10940 Wilshire Boulevard, Suite 600, Los Angeles, California (the "COMPANY"), and the undersigned (the "SUBSCRIBER").

                              W I T N E S S E T H:

     WHEREAS, the Company has retained SG Cowen & Co, LLC ("SG COWEN") and Paramount BioCapital, Inc. ("PARAMOUNT") to act as co-exclusive placement agents, on a "best efforts" basis, in a private offering (the "OFFERING") of units (the "UNITS"), each consisting of 0.9 shares of preferred stock, $0.001 par value per share (the "COUGAR PREFERRED STOCK"), and 0.1 shares of common stock, $0.001 par value per share (the "COUGAR COMMON STOCK"), of the Company, and in connection therewith has authorized the Placement Agents to engage one or more other firms to assist in finding qualified subscribers for the Units (such other firms, if any, together with SG Cowen and Paramount, the "PLACEMENT AGENTS");

     WHEREAS, the Company desires to offer and sell a minimum of 11,560,694 Units at a per Unit price of $1.73 (the "PURCHASE PRICE") for aggregate gross proceeds of $20,000,000 (the "MINIMUM OFFERING") and up to a maximum of 22,919,075 Units, for aggregate approximate gross proceeds of $39,650,000 (the "MAXIMUM OFFERING"). The minimum investment per Subscriber is 57,804 Units ($100,000.92), although the Company and the Placement Agents, in their sole discretion, may allow sales of a fewer number of Units;

     WHEREAS, the Company desires to enter into this Agreement to issue and sell the Units and the Subscriber desires to purchase that number of Units set forth on the signature page hereto on the terms and conditions set forth herein; and

     WHEREAS, the terms of the Offering are summarized in that certain Confidential Offering Memorandum dated February 28, 2006 (the "ORIGINAL MEMORANDUM" together with all amendments, supplements, exhibits and appendices thereto, including without limitation Supplement No. 1 thereto dated March 28, 2006, shall be collectively referred to herein as the "MEMORANDUM");

     NOW, THEREFORE, in consideration of the promises and the mutual representations and covenants hereinafter set forth, the parties hereto do hereby agree as follows:

I. SUBSCRIPTION FOR UNITS AND REPRESENTATIONS BY SUBSCRIBER

     1.1 Subject to the terms and conditions hereinafter set forth and in the Memorandum, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company that number of Units as is set forth on the signature page hereto at the Purchase Price. The aggregate Purchase Price is payable by personal or business check or money order made payable to "US Bank Trust National Association as Escrow Agent for Paramount/Cougar" contemporaneously with the execution and delivery of this Agreement by the Subscriber.

Subscribers may also pay the subscription amount by wire transfer of immediately available funds to:

    Bank:                                      US Bank Trust N.A.
    ABA Number:                                091000022
    Further Credit to Account Name:            US Bank and Trust Corp Trust Acct
    Account #:                                 180121167365
    Final Beneficiary Recipient/Subacct:       Paramount BioCapital/Cougar
                                               Biotechnology
    SEI/Subacct Number:                        789813000
    Reference:                                 [Investor Name]

     The Subscriber understands, however, that the purchase and sale of the Units is contingent upon the Company making sales of the Minimum Offering amount prior to the Offering Termination Date.

     1.2 The Subscriber recognizes that the purchase of the Units involves a high degree of risk including, but not limited to, the following: (a) the Company remains a development stage business with limited operating history and requires substantial funds in addition to the proceeds of the Offering; (b) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the Units; (c) the Subscriber may not be able to liquidate its investment; (d) transferability of the Units and the Cougar Preferred Stock and Cougar Common Stock included in the Units (sometimes hereinafter collectively referred to as the "SECURITIES") is extremely limited; (e) in the event of a disposition of the Securities, the Subscriber could sustain the loss of its entire investment; and (f) the Company has not paid any dividends on its capital stock since its inception and does not anticipate paying any dividends in the foreseeable future (other than as required in accordance with the terms of the Cougar Preferred Stock). Without limiting the generality of the representations set forth in Section 1.5 below, the Subscriber represents that the Subscriber has carefully reviewed the section of the Memorandum captioned "Risk Factors."

     1.3 The Subscriber represents that the Subscriber is an "accredited investor" as such term is defined in Rule 501 of Regulation D ("REGULATION D") promulgated under the Securities Act of 1933, as amended (the "SECURITIES ACT"), as indicated by the Subscriber's responses to the questions contained in Article VII hereof, and that the Subscriber is able to bear the economic risk of an investment in the Units. If the Subscriber is a natural person, the Subscriber has reached the age of majority in the state or other jurisdiction in which the Subscriber resides, has adequate means of providing the for the Subscriber's current financial needs and contingencies, is able to bear the substantial economic risks of an investment in the Units for an indefinite period of time, has no need for liquidity in such investment and, at the present time, could afford a complete loss of such investment.

     1.4 The Subscriber hereby acknowledges and represents that (a) the Subscriber has sufficient knowledge and experience in business and financial matters, and prior investment experience, including investment in securities that are non-listed, unregistered and/or not traded on a national securities exchange nor on the NASDAQ Stock Market ("NASDAQ"), or the Subscriber has employed the services of a "purchaser representative" (as defined in Rule 501 of Regulation D), attorney and/or accountant to read all of the documents furnished or made available by the Company both to the Subscriber and to all other prospective investors in the Units, in order to evaluate the merits and risks of such an investment on the Subscriber's behalf; (b) the Subscriber recognizes the highly speculative nature of this investment; and (c) the Subscriber is able to bear the economic risk that the Subscriber hereby assumes.

     1.5 The Subscriber hereby acknowledges receipt and careful review of this Agreement, the Memorandum (which includes the Risk Factors) and all appendices to the Memorandum, including without limitation the forms of Certificates of Designation attached to the Memorandum as APPENDIX B, and any documents which may have been made available upon request as reflected therein (collectively referred to as the "OFFERING MATERIALS") and hereby represents that the Subscriber has been furnished by the Company during the course of the Offering with certain information regarding the Company, the terms and conditions of the Offering and any additional information that the Subscriber, its purchaser representative, attorney and/or accountant has requested or desired to know, and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company and the terms and conditions of the Offering. The foregoing, however, does not limit or modify the representations and warranties of the Company in
Section 2 of this Agreement or the right of the Subscriber to rely thereon.

     1.6 (a) In making the decision to invest in the Units the Subscriber has relied upon the information provided by the Company in the Offering Materials. To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the Units hereunder. The Subscriber acknowledges and agrees that (i) the Company has prepared the Offering Materials and that no other person, including without limitation, the Placement Agents, has supplied any information for inclusion in the Offering Materials other than information furnished in writing to the Company by the Placement Agents specifically for inclusion in those parts of the Offering Materials relating specifically to such Placement Agents, (ii) the Placement Agents have no responsibility for the accuracy or completeness of the Offering Materials and (iii) the Subscriber has not relied upon the independent investigation or verification, if any, that may have been undertaken by the Placement Agents.

     (b) The Subscriber represents that no Units were offered or sold to it by means of any form of general solicitation or general advertising.

     1.7 The Subscriber hereby represents that the Subscriber, either by reason of the Subscriber's business or financial experience or the business or financial experience of the Subscriber's professional advisors (who are unaffiliated with and not compensated by the Company or any affiliate or selling agent of the Company, including the Placement Agents, directly or indirectly), has the capacity to protect the Subscriber's own interests in connection with the transaction contemplated hereby.

     1.8 The Subscriber hereby acknowledges that the Offering has not been reviewed by the United States Securities and Exchange Commission (the "SEC") nor any state regulatory authority since the Offering is intended to be exempt from the registration requirements of Section 5 of the Securities Act pursuant to Regulation D promulgated thereunder. The Subscriber understands that the Securities have not been registered under the Securities Act or under any state securities or "blue sky" laws and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Securities unless they are registered under the Securities Act and under any applicable state securities or "blue sky" laws or unless an exemption from such registration is available.

     1.9 The Subscriber understands that the Securities comprising the Units have not been registered under the Securities Act or any state securities laws by reason of a claimed exemption under the provisions of the Securities Act and such state securities laws that depend, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Securities for the Subscriber's own account for investment and not with a view toward the resale or distribution to others in violation of applicable securities laws. The Subscriber, if an entity, further represents that it was not formed specifically for the purpose of purchasing the Securities.

     1.10 The Subscriber understands that there is no public market for the Units nor the Securities comprising the Units and that no market may develop for any of such Securities. The Subscriber understands that even if a public market develops for such Securities, Rule 144 ("RULE 144") promulgated under the Securities Act requires for non-affiliates, among other conditions, a one-year holding period prior to the resale (in limited amounts) of securities acquired in a non-public offering without having to satisfy the registration requirements under the Securities Act. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register any of the Units or any of the Securities under the Securities Act or any state securities or "blue sky" laws other than as set forth in Article V.

     1.11 The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Securities that such Securities have not been registered under the Securities Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Securities. The legend to be placed on each certificate shall be in form substantially similar to the following:

     "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR ANY STATE SECURITIES OR "BLUE SKY LAWS", AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED ABSENT AN EFFECTIVE REGISTRATION THEREOF UNDER SUCH ACT, OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL, REASONABLY SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED."

     1.12 The Subscriber understands that the Placement Agents and/or the Company will review this Agreement and are hereby given authority by the Subscriber, if the Subscriber is an individual, to call Subscriber's bank or place of employment or otherwise review the financial standing of the Subscriber; and it is further agreed that the Placement Agents and the Company, each at their sole discretion, reserve the unrestricted right, without further documentation or agreement on the part of the Subscriber, to reject or limit any subscription and to close the Offering to the Subscriber at any time after the Company has received valid subscriptions for the Minimum Offering and funds relating to such subscriptions have been deposited into escrow and that the Company will issue stop transfer instructions to its transfer agent with respect to such Securities.

     1.13 The Subscriber hereby represents that the address of the Subscriber furnished by Subscriber on the signature page hereof is the Subscriber's principal residence if Subscriber is an individual or its principal business address if it is a corporation or other entity.

     1.14 The Subscriber represents that the Subscriber has full power and authority (corporate, statutory and otherwise) to execute and deliver this Agreement and to purchase the Units and the Securities comprising the Units. This Agreement, when executed and delivered by the Subscriber, constitutes the legal, valid and binding obligation of the Subscriber, enforceable against the Subscriber in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy.

     1.15 If the Subscriber is a corporation, partnership, limited liability company, trust, employee benefit plan, individual retirement account, Keogh Plan, or other tax-exempt entity, (a) it is authorized and qualified to execute, deliver and perform its obligations under this Agreement and the person signing this Agreement on behalf of such entity has been duly authorized by such entity to do so and (b) it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

     1.16 The Subscriber acknowledges that if he or she is a Registered Representative of an NASD member firm, he or she must give such firm the notice required by the NASD's Rules of Fair Practice, receipt of which must be acknowledged by such firm in Section 7.4 below.

     1.17 (a) The Subscriber agrees not to issue any public statement with respect to the Subscriber's investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company's prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

     (b) The Company agrees not to disclose the names, addresses or any other information about the Subscribers, except as required by law; provided, that the Company may use the name (but not the address) of the Subscriber in any registration statement filed pursuant to Article V in which the Subscriber's shares are included.

     1.18 The Subscriber represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Subscriber hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder.

     1.19 The Subscriber understands, acknowledges and agrees with the Company that this subscription may be rejected, in whole or in part, by the Company, in the sole and absolute discretion of the Company, at any time before the Closing Date notwithstanding prior receipt by the Subscriber of notice of acceptance of the Subscriber's subscription.

     1.20 The Subscriber acknowledges that the information contained in the Offering Materials or otherwise made available to the Subscriber is confidential and non-public and agrees that all such information shall be kept in confidence by the Subscriber and neither used by the Subscriber for the Subscriber's personal benefit (other than in connection with this subscription) nor disclosed to any third party for any reason, notwithstanding that a Subscriber's subscription may not be accepted by the Company; provided, however, that this obligation shall not apply to any such information that (i) is part of the public knowledge or literature and readily accessible at the date hereof, (ii) becomes part of the public knowledge or literature and readily accessible by publication (except as a result of a breach of this provision) or (iii) is received from third parties (except third parties who the Subscriber knows are disclosing such information in violation of any confidentiality agreements or obligations, including, without limitation, any subscription or other similar agreement entered into with the Company).

     1.21 The Subscriber represents that no authorization, approval, consent or license of any person is required to be obtained for the purchase of the Units by the Subscriber, other than as have been obtained and are in full force and effect. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, result in any violation of or constitute a default under any material agreement or other instrument to which the Subscriber is a party or by which the Subscriber or any of its properties are bound, or to the best of the Subscriber's knowledge, any permit, franchise, judgment, order, decree, statute, rule or regulation to which the Subscriber or any of its businesses or properties is subject.

     1.22 The parties represent that the representations, warranties and agreements of each party contained herein and in any other writing delivered in connection with the transactions contemplated hereby shall be true and correct in all respects on the date hereof and as of the Closing Date as if made on and as of such date and shall survive the execution and delivery of this Agreement and the purchase of the Units. Each party agrees that the other party shall be entitled to rely on the representations, warranties and agreements of the respective parties contained herein.

     1.23 The Subscriber understands, acknowledges and agrees with the Company that, except as otherwise set forth herein, the subscription hereunder is irrevocable by the Subscriber, that, except as required by law, the Subscriber is not entitled to cancel, terminate or revoke this Agreement or any agreements of the Subscriber hereunder and that this Agreement and such other agreements shall survive the death or disability of the Subscriber, if the Subscriber is an individual, and shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and permitted assigns. The obligations of the various Subscribers in the Offering are several and not joint, and no Subscriber shall have any obligation under this Agreement, and no liability to any persons, for the performance or non-performance of any other Subscribers in the Offering; provided, however, that if the Subscriber is more than one person, the obligations of the Subscriber hereunder shall be joint and several and the agreements, representations, warranties and acknowledgments herein contained shall be deemed to be made by and be binding upon each such person and his/her heirs, executors, administrators, successors, legal representatives and permitted assigns.

     1.24 The Subscriber understands, acknowledges and agrees with the Company that the Offering is intended to be exempt from the registration under the Securities Act by virtue of the provisions of Regulation D thereunder, and/or the provisions of Regulation S, which is in part dependent upon the truth, completeness and accuracy of the statements made by the Subscriber.

     1.25 As described in the Memorandum, the closing of the Offering, which is conditioned upon the Merger (as defined in the Memorandum), may occur prior to the effective time of the Merger. As a result, each Subscriber may be a stockholder of the Company for a moment prior to the completion of the Merger. Stockholders of the Company are entitled to vote on the Merger and, for stockholders not voting in favor of the Merger, in accordance with Section 262 of the Delaware General Corporation Law, the Company's stockholders, including the Subscribers, are entitled to an appraisal of their shares. A copy of Section 262 is attached hereto as EXHIBIT A. By purchasing the Units hereunder, each Subscriber hereby (1) approves and adopts the Merger, as described in the Memorandum, and authorizes the officers of the Company to execute and deliver such agreements, instruments and documents, for and in the name and on behalf of the Company, as such officer or officers may deem necessary, advisable or appropriate in order to effectuate the Merger, and (2) waives all rights under
Section 262 of the General Corporation Law of the State of Delaware to seek an appraisal of the Subscriber's Securities acquired hereunder. EACH SUBSCRIBER SHALL ACKNOWLEDGE SUCH APPROVAL, ADOPTION AND WAIVER BY MARKING THE APPROPRIATE BOX ON THE SIGNATURE PAGE HERETO, WHICH IS A CONDITION TO THE COMPANY ACCEPTING ANY SUBSCRIPTION MADE HEREBY.

II. REPRESENTATIONS BY AND COVENANTS OF THE COMPANY

     The Company hereby represents and warrants to the Subscriber that:

     2.1 ORGANIZATION, GOOD STANDING AND QUALIFICATION. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full corporate power and authority to conduct its business as currently conducted. The Company is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the property owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, operations, conditions (financial or otherwise), assets or results of operations of the Company (a "MATERIAL ADVERSE EFFECT").

     2.2 CAPITALIZATION AND VOTING RIGHTS. The authorized, issued and outstanding capital stock of the Company and SRKP 4 Inc., a Delaware corporation ("SRKP"), is as set forth in the Memorandum and all issued and outstanding shares of the Company are validly issued, fully paid and nonassessable, and after closing of the Merger, will be validly issued, fully paid and nonassessable. Except as set forth in the Memorandum, there are no outstanding options, warrants, agreements, convertible securities, preemptive rights or other rights to subscribe for or to purchase any shares of capital stock of the Company or SRKP. Except as set forth in the Offering Materials and as otherwise required by law, there are no restrictions upon the voting or transfer of any of the shares of capital stock of the Company pursuant to the Company's Certificate of Incorporation, as amended (the "CERTIFICATE OF INCORPORATION"), By-Laws or other governing documents or any agreement or other instruments to which the Company is a party or by which the Company is bound. Following closing of the Merger and consummation of the Redemption (as defined in the Memorandum), existing Cougar shareholders and Subscribers will hold, respectively, on a fully diluted basis, the same percentage of the issued and outstanding shares of Common Stock, $0.0001 par value per share, of SRKP (the "SRKP COMMON STOCK") and the shares of Preferred Stock, $0.0001 par value per share, of SRKP (the "SRKP PREFERRED STOCK") as they will hold in Cougar, on a fully diluted basis, immediately prior to the Merger Closing after giving effect to the Offering. The Company has no Subsidiaries.

     2.3 AUTHORIZATION; ENFORCEABILITY. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Company, its directors and stockholders necessary for the (i) authorization execution, delivery and performance of this Agreement by the Company; and (ii) authorization, sale, issuance and delivery of the Securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The Cougar Common Stock and Cougar Preferred Stock, when issued and fully paid for in accordance with the terms of this Agreement, and the SRKP Common Stock and SRKP Preferred Stock, when issued upon closing of the Merger, will be validly issued, fully paid and nonassessable. The issuance and sale of the Securities contemplated hereby will not give rise to any preemptive rights or rights of first refusal on behalf of any person which have not been waived in connection with this Offering.

     2.4 NO CONFLICT; GOVERNMENTAL CONSENTS.

     (a) The execution and delivery by the Company of this Agreement or the Merger Agreement (as defined in the Memorandum) and the consummation of the transactions contemplated hereby will not result in the violation of (i) any provision of the Certificate of

Incorporation or By-Laws of the Company, (ii) any law, statute, rule, regulation, order, writ, injunction, judgment or decree of any court or governmental authority to or by which the Company is bound, and (iii) will not conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute (with due notice or lapse of time or both) a default under, any lease, loan agreement, mortgage, security agreement, trust indenture or other agreement or instrument to which the Company is a party or by which it is bound or to which any of its properties or assets is subject, nor result in the creation or imposition of any lien upon any of the properties or assets of the Company.

     (b) No material consent, approval, authorization or other order of any governmental authority or other third party is required to be obtained by the Company in connection with the authorization, execution and delivery of this Agreement or the Merger Agreement or with the authorization, issue and sale of the Units or the Securities comprising the Units, except for the receipt of required approvals of stockholders in connection with the Merger, if any, and such filings as may be required to be made with the SEC and with any state or foreign blue sky or securities regulatory authority relating to an exemption from registration thereunder.

     2.5 LICENSES. Except as otherwise set forth in the Memorandum, the Company has sufficient licenses, permits and other governmental authorizations currently required for the material conduct of its business or ownership of properties and is in all material respects complying therewith. The Company has not received any actual notice of any proceeding relating to revocation or modification of any such license or permit or similar authority, except where such revocation or modification would not reasonably be expected to have a Material Adverse Effect.

     2.6 LITIGATION. The Company knows of no pending or threatened legal or governmental proceedings against the Company or SRKP which (i) adversely questions the validity of this Agreement, the Merger Agreement or any agreements related to the transactions contemplated hereby or the right of the Company to enter into any of such agreements, or to consummate the transactions contemplated hereby or thereby or (ii) could, if there were an unfavorable decision, have a Material Adverse Effect. There is no action, suit, proceeding or investigation by the Company currently pending in any court or before any arbitrator or that the Company intends to initiate. Except as set forth in the Memorandum and/or the filings made by SRKP with the SEC, neither the Company nor any director or officer thereof or, to the best knowledge of the Company, SRKP or any director or officer thereof, is or has been the subject of any action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. To the knowledge of the Company, there is not pending or contemplated any investigation involving the Company, SRKP or any current or former director or officer of the Company or SRKP.

     2.8 INVESTMENT COMPANY The Company is not an "investment company" within the meaning of such term under the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder (the "INVESTMENT COMPANY ACT"), and following the closing of the Merger, will conduct its business in a manner so that it will not be subject to the Investment Company Act.

     2.9 PLACEMENT AGENT. The Company has engaged, consented to and authorized SG Cowen and Paramount to each act as agent of the Company solely in connection with the transactions contemplated by this Agreement. The Company will pay each of SG Cowen and Paramount a commission in the form of both cash and warrants (the "PLACEMENT WARRANTS") and will reimburse their reasonable out-of-pocket expenses incurred in connection with the Offering up to $75,000 each, and the Company agrees to indemnify and hold harmless the Subscribers from and against all fees, commissions or other payments owing by the Company to SG Cowen or Paramount or any other person or firm acting on behalf of the Company hereunder.

     2.10 FINANCIAL STATEMENTS. The financial statements of the Company included in the Memorandum (the "FINANCIAL STATEMENTS") fairly present in all material respects the financial condition and position of the Company at the dates and for the periods indicated; and have been prepared in conformity with generally accepted accounting principles in the United States ("GAAP") consistently applied throughout the periods covered thereby, except as may be otherwise specified in such Financial Statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments. Since the date of the most recent balance sheet included as part of the Financial Statements, there has not been to the Company's knowledge: (i) any change in the assets, liabilities, financial condition or operations of the Company from that reflected in the Financial Statements, other than changes in the ordinary course of business, none of which individually or in the aggregate would reasonably be expected to have a Material Adverse Effect; or (ii) any other event or condition of any character that, either individually or cumulatively, would reasonably be expected to have a Material Adverse Effect.

     2.11 INTELLECTUAL PROPERTY. (a) To the best of its knowledge, the Company owns or possesses sufficient legal rights to all material patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information and other proprietary rights and processes necessary for its business as now conducted and as presently proposed to be conducted, without any known infringement of the rights of others; (b) except as disclosed in the Memorandum, there are no outstanding options, licenses or agreements of any kind relating to the foregoing proprietary rights, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information and other proprietary rights and processes of any other person or entity other than such licenses or agreements arising from the purchase of "off the shelf" or standard products; and (c) the Company has not received any notice of, and there are no facts known to the Company that reasonably indicate the existence of (i) any infringement or misappropriation by any third party of any of the Company's intellectual property rights or (ii) any claim by a third party contesting the validity of the Company's intellectual property rights. The Company has not received any notice of any infringement, misappropriation or violation by the Company or any of its employees of any intellectual property rights of third parties.

     2.12 TITLE TO PROPERTIES AND ASSETS; LIENS, ETC. The Company has good and marketable title to its properties and assets, including the properties and assets reflected in the most recent balance sheet included in the Financial Statements, and good title to its leasehold estates, in each case subject to no mortgage, pledge, lien, lease, encumbrance or charge, other than (a) those resulting from taxes which have not yet become delinquent; and (b) liens and encumbrances arising in the ordinary course of business which do not materially detract from the value of the property subject thereto or materially impair the operations of the Company. The Company is in compliance with all material terms of each lease to which it is a party or is otherwise bound.

     2.13 OBLIGATIONS TO RELATED PARTIES. Except as disclosed in the Memorandum, there are no obligations of the Company to officers, directors, stockholders, or employees of the Company other than (a) for payment of salary or other compensation for services rendered, (b) reimbursement for reasonable expenses incurred on behalf of the Company and (c) for other standard employee benefits made generally available to all employees (including stock option agreements outstanding under any stock option plan approved by the Board of Directors of the Company). Except as may be disclosed in the Financial Statements, the Company is not a guarantor or indemnitor of any indebtedness of any other person, firm or corporation.

     2.14 EMPLOYEE RELATIONS; EMPLOYEE BENEFIT PLANS. The Company is neither a party to any collective bargaining agreement nor employs any member of a union. The Company believes that its relations with its employees are good. No executive officer (as defined in Rule 501(f) of the Securities Act) of the Company has notified the Company that such officer intends to leave the Company or otherwise terminate such officer's employment with the Company. The Company is in compliance with all federal, state, local and foreign laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Except as disclosed in the Memorandum, the Company does not maintain any compensation or benefit plan, agreement, arrangement or commitment (including, but not limited to, "employee benefit plans", as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") for any present or former employees, officers or directors of the Company or with respect to which the Company has liability or makes or has an obligation to make contributions, other than any such plans, agreements, arrangements or commitments made generally available to the Company's employees.

     2.15 ENVIRONMENTAL LAWS. The Company (i) is in compliance with any and all Environmental Laws (as hereinafter defined), (ii) has received all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its business and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The term "Environmental Laws" means all federal, state, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, "HAZARDOUS MATERIALS") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

     2.16 TAX STATUS. The Company (i) has made or filed all federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

     2.17 ABSENCE OF CERTAIN CHANGES. Since December 31, 2004, there has been no material adverse change in the business, operations, conditions (financial or otherwise), assets or results of operations of the Company. To the best of the Company's knowledge and based on its due diligence investigation, SRKP has no subsidiaries other than SRKP Acquisition Corp., and neither SRKP nor SRKP Acquisition Corp. have any material assets or liabilities other than their rights and obligations under the Merger Agreement and those liabilities which will be satisfied upon closing of the Merger.

     2.17 COUGAR PREFERRED STOCK. The Cougar Preferred Stock will have all of the rights, preferences and privileges as set forth in the applicable form of the Certificate of Designations attached as APPENDIX B to the Memorandum, and after the closing of the Merger, the SRKP Preferred Stock will have substantially the same rights, preferences and privileges as the Cougar Preferred Stock.

     2.18 DISCLOSURE. The information set forth in the Offering Materials as of the date hereof contains no untrue statement of a material fact nor omits to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

     2.19 INSURANCE. The Company is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as the Company believes are prudent and customary for a company (i) in the business and stage of development and in locations in which the Company is engaged and (ii) with the resources of the Company. The Company has not received any written notice that the Company will not be able to renew its existing insurance coverage as and when such coverage expires. All of such policies are in full force and effect, and the Company has complied with all material terms and conditions of such policies, including premium payments. The Company believes it will be able to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business.

     2.20 ACCOUNTING CONTROLS. The Company maintains a system of accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements, tax returns, reports and declarations required by any jurisdiction to which it is subject in conformity with generally accepted accounting principles as applied in the United States and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

     2.21 CONTRACTS. Except for contracts, license agreements and other agreements ("MATERIAL CONTRACTS") disclosed in the Memorandum, and except for this Agreement, the Company does not have any agreements, contracts and commitments that are material to the business, financial condition, assets or operations of the Company ("OTHER MATERIAL CONTRACTS"), other than agreements for the conduct of the Company's clinical trials. The Company is not on written notice that it is in breach or default in any material respect under any of the Material Contracts, and to the Company's knowledge, no other party to a Material Contract is in material breach or default under such Material Contract. The Company has not received a notice of termination nor is the Company otherwise aware of any threats to terminate any of the Material Contracts.

     2.22 COMPLIANCE IN CLINICAL TRIALS. The clinical trials conducted by or on behalf of the Company that are described in the Memorandum, or the results of which are referred to in the Memorandum, if any, are the only clinical trials currently being conducted by or on behalf of the Company. Nothing has come to the attention of the Company that has caused the Company to believe that such studies and tests were and, if still pending, are being, conducted not in material accordance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards; the descriptions of the results of such studies, tests and trials contained in the Memorandum, if any, are not inconsistent with such results in any material respects. Except as described in the Memorandum, no results of any other studies or tests have come to the attention of the Company that have caused the Company to believe that such results call into question the results described in the Memorandum of the clinical trials. Except as disclosed in the Memorandum, the Company has not received any notices or correspondence from the U.S. Food and Drug Administration or any other governmental agency requiring the termination, suspension or modification of any clinical trials currently conducted by, or on behalf of, the Company or in which the Company has participated that are described in the Memorandum, if any, or the results of which are referred to in the Memorandum. Nothing has come to the attention of the Company that has caused the Company to believe that the clinical trials previously conducted by or on behalf of the Company while conducted by or on behalf of the Company, were not conducted in material accordance with experimental protocols, procedures and controls pursuant to applicable accepted professional scientific standards; the descriptions of the results of such studies, tests and trials contained in the Memorandum, if any, are not inconsistent with such results.

     2.23 COMPLIANCE. The Company (i) is not in violation of any order of any court, arbitrator or governmental body, or (ii) is not in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws applicable to its business except in each case as could not reasonably be expected to have a Material Adverse Effect.

     2.24 NO REGISTRATION RIGHTS. Except as set forth in the Memorandum, no person has the right to (i) prohibit the Company from filing the Registration Statement or (ii) require the Company to register any securities for sale under the Securities Act by reason of the filing of the Registration Statement. The granting and performance of the registration rights under this Agreement will not violate or conflict with, or result in a breach of any provision of, or constitute a default under, any agreement, indenture, or instrument to which the Company is a party.

     2.25 NO SIDE LETTERS; FORM OF SUBSCRIPTION AGREEMENT. Except as set forth in the Memorandum, including without limitation the Board Sideletter (as defined in the Memorandum), the Company has not issued or entered into, and shall not issue or enter into, any sideletter and/or side arrangements with any Subscriber and has not accepted, and shall not accept, any Subscription Agreement from any Subscriber which is not identical to this form of Subscription Agreement.

III. TERMS OF SUBSCRIPTION

     3.1 The minimum purchase that may be made by any prospective investor shall be 57,804 Units. Subscriptions for investment below the minimum investment may be accepted at the discretion of the Placement Agents and the Company. The Company reserves the right to reject any subscription made hereby, in whole or in part, in its sole discretion. The Company's agreement with each Subscriber is a separate agreement and the sale of the Units to each Subscriber is a separate sale.

     3.2 Pending the sale of the Units, all funds paid hereunder shall be deposited by the Company in escrow with US Bank Trust, having a branch at 100 Wall Street, Suite 1600, NY, NY 10005. If the Company shall not have obtained subscriptions (including this subscription) for purchases of the Minimum Offering amount on or before April 7, 2006 (subject to extension for up to fifteen (15) days or earlier termination with notice to Subscribers by agreement of the Company and the Placement Agents) as extended or earlier terminated (the "OFFERING TERMINATION DATE"), then this subscription shall be void and all funds paid hereunder by the Subscriber, without interest, shall be promptly returned to the Subscriber. The Subscriber hereby authorizes and directs the Company and the Placement Agents to direct the Escrow Agent to return any funds for unaccepted subscriptions to the same account from which the funds were drawn, without interest, including any customer account maintained with the Placement Agents.

     3.3 Provided that the Company shall have obtained subscriptions for purchases of the Minimum Offering, at any time (each, a "CLOSING DATE") on or prior to Offering Termination Date, the Company may conduct one or more closings of the purchase and sale of Units (a "CLOSING"). Each Closing shall occur at the offices of Paramount at 787 Seventh Avenue, 48th Floor, New York, NY 10019.

     3.4 Certificates evidencing the Units purchased by the Subscriber pursuant to this Agreement will be prepared for delivery to the Subscriber as soon as practicable but in no event later than ten (10) Business Days following the Closing at which such purchase takes place. The Subscriber hereby authorizes and directs the Company to deliver the certificates representing the Securities purchased by the Subscriber pursuant to this Agreement directly to the Subscriber's account maintained by Paramount, if any, or, if no such account exists, to the residential or business address indicated on the signature page hereto.

     3.5 Placement of the Units will be made by the Company who will remit certain compensation to the Placement Agents for introduction to investors and other services.

IV. CONDITIONS TO OBLIGATIONS OF THE PARTIES

     4.1 In addition to the Company's right to reject, in whole or in part, any subscription at any time before the Offering Termination Date, the Company's obligation to issue the Units at each Closing to the applicable Subscriber is subject to the fulfillment on or prior to such Closing of the following conditions, which conditions may be waived at the option of the Company to the extent permitted by law:

     (a) REPRESENTATIONS AND WARRANTIES CORRECT. The representations and warranties made by such Subscriber in Article I hereof shall be true and correct.

     (b) COVENANTS. All covenants, agreements and conditions contained in this Agreement to be performed by such Subscriber on or prior to the date of such Closing shall have been performed or complied with.

     (c) NO LEGAL ORDER PENDING. There shall not then be in effect any legal or other order enjoining or restraining the transactions contemplated by this Agreement, including the Merger.

     (d) NO LAW PROHIBITING OR RESTRICTING SUCH SALE. There shall not be in effect any law, rule or regulation prohibiting or restricting such sale or requiring any consent or approval of any person, which shall not have been obtained, to issue the Securities (except as otherwise provided in this Agreement).

     (e) MINIMUM OFFERING. On or before the Offering Termination Date, the Company shall have received subscriptions (including this subscription) for purchases of the Minimum Offering and funds relating to such subscriptions shall have been deposited into the escrow account described in Section 1.1.

     (f) SATISFACTION OF CLOSING CONDITIONS TO THE MERGER. On or before the Offering Termination Date, each condition to closing of the Merger contained in the Merger Agreement shall have been satisfied.

     4.2 The Subscriber's obligation to purchase the Units at the Closing at which such purchase is to be consummated is subject to the fulfillment on or prior to such Closing of the following conditions, which conditions may be waived at the option of each Subscriber to the extent permitted by law:

     (a) REPRESENTATIONS AND WARRANTIES CORRECT. The representations and warranties made by the Company in Article II hereof shall be true and correct.

     (b) COVENANTS. All covenants, agreements and conditions contained in this Agreement to be performed by the Company on or prior to the date of such Closing shall have been performed or complied with.

     (c) NO LEGAL ORDER PENDING. There shall not then be in effect any legal or other order enjoining or restraining the transactions contemplated by this Agreement, including the Merger.

     (d) NO LAW PROHIBITING OR RESTRICTING SUCH SALE. There shall not be in effect any law, rule or regulation prohibiting or restricting such sale or requiring any consent or approval of any person, which shall not have been obtained, to issue the Securities (except as otherwise provided in this Agreement).

     (e) LEGAL OPINION. The Subscribers shall have received an opinion of counsel to the Company (which the Placement Agents may be permitted to rely on as if it were addressed to them) substantially in the form attached hereto as EXHIBIT B.

     (f) OFFICER'S CERTIFICATE. The Subscribers shall have received an Officer's Certificate, signed by the authorized officer of the Company and dated as of the Closing Date. The certificate shall state, among other things, that the representations and warranties contained herein and in the Offering Materials are true and accurate in all material respects at such Closing Date with the same effect as though expressly made at such Closing Date and the Placement Agents shall be entitled to rely on such representations of the Company in the Offering Materials as if they were made directly to the Placement Agents. The Officer's Certificate shall state that all conditions to the consummation of the Merger set forth in the Merger Agreement have been satisfied or waived as permitted therein, and that the closing of the Merger has been scheduled in accordance with the Merger Agreement.

     (g) MINIMUM OFFERING. On or before the Offering Termination Date, the Company shall have received subscriptions (including this subscription) for purchases of the Minimum Offering and funds relating to such subscriptions shall have been deposited into the escrow account described in Section 1.1.

     (h) SATISFACTION OF CLOSING CONDITIONS TO THE MERGER. On or before the Offering Termination Date, each condition to closing of the Merger contained in the Merger Agreement shall have been satisfied.

5. REGISTRATION RIGHTS.

     5.1 As used in this Agreement, the following terms shall have the following meanings:

     (a) "AFFILIATE" shall mean, with respect to any Person (as defined below), any other Person controlling, controlled by or under direct or indirect common control with such Person (for the purposes of this definition "control," when used with respect to any specified Person, shall mean the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" shall have meanings correlative to the foregoing).

     (b) "BUSINESS DAY" shall mean a day Monday through Friday on which banks are generally open for business in New York, New York.

     (c) "HOLDERS" shall mean the Subscribers and any Person holding Registrable Securities or any Person to whom the rights under Article 5 have been transferred in accordance with Section 5.9 hereof.

     (d) "PERSON" shall mean any person, individual, corporation, limited liability company, partnership, trust or other nongovernmental entity or any governmental agency, court, authority or other body (whether foreign, federal, state, local or otherwise).

     (e) The terms "REGISTER," "REGISTERED" and "REGISTRATION" refer to the registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement.

     (f) "REGISTRABLE SECURITIES" shall mean the Cougar Common Stock included in the Units, the shares of Cougar Common Stock issuable upon conversion of the Cougar Preferred Stock, the shares of Cougar Common Stock underlying the Placement Warrants, and any shares of Cougar Common Stock issued as a dividend or distribution with respect to or in replacement of the Cougar Common Stock issued, directly or indirectly, in connection with this Offering; PROVIDED, HOWEVER, that securities shall only be treated as Registrable Securities if and only for so long as they (i) have not been sold (A) pursuant to a registration statement; (B) to or through a broker, dealer or underwriter in a public distribution or a public securities transaction; and/or (C) in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(1) thereof so that all transfer restrictions and restrictive legends with respect thereto, if any, are removed upon the consummation of such sale; (ii) are not held by a Holder or a permitted transferee; and (iii) are not eligible for sale pursuant to Rule 144(k) (or any successor thereto) under the Securities Act; provided, further, however, that "Registrable Securities" shall include all securities issued in exchange for the Registrable Securities (including, without limitation, the shares of SRKP Common Stock and SRKP Preferred Stock issued in exchange for the Cougar Common Stock and the Cougar Preferred Stock in the Merger).

     (g) "REGISTRATION EXPENSES" shall mean all expenses incurred by the Company in complying with Section 5.2 hereof, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and expenses of counsel for the Company, blue sky fees and expenses and the expense of any special audits incident to or required by any such registration.

     (h) "SELLING EXPENSES" shall mean all underwriting discounts and selling commissions applicable to the sale of Registrable Securities and, except to the extent set forth in the definition of Registration Expenses, all fees and expenses of legal counsel for any Holder.

     (i) "SUBSIDIARY" shall mean, with respect to any Person, any other Person of which more than fifty percent (50%) of the shares of stock or other interests entitled to vote in the election of directors or comparable Persons performing similar functions (excluding shares or other interests entitled to vote only upon the failure to pay dividends thereon or other contingencies) are at the time owned or controlled, directly or indirectly through one or more Subsidiaries, by such Person.

     5.2 (a) Subject to the terms herein, the Company will, as soon as practicable but not later than 30 days following the first Closing Date (the "FIRST CLOSING DATE") under Section 3.3 (such date which is 30 days after the First Closing Date is referred to herein as the "OUTSIDE FILING DATE"), (i) file a registration statement with the SEC on the appropriate form (the "REGISTRATION STATEMENT") to allow the resale of the Registrable Securities under the Securities Act, and use its reasonable best efforts to have such Registration Statement declared effective by the SEC prior to the date which is 90 days after the First Closing Date, or if the Registration Statement is subject to review and comments from the staff of the SEC, 180 days after the First Closing Date (the date following such 90 or 180-day period, as applicable, the "REGISTRATION EFFECTIVE DATE"); and (ii) cause such Registration Statement to remain effective (the "REGISTRATION PERIOD") until the earlier of (A) such date as the holders of the Registrable Securities have completed the distribution described in the Registration Statement or (B) at such time that such securities have become eligible for sale pursuant to Rule 144(k) (or any successor thereto) under the Securities Act. To the extent permissible, such Registration Statement also shall cover, to the extent allowable under the Securities Act and the rules promulgated thereunder (including Rule 416 under the Securities Act), such indeterminate number of additional shares of Common Stock resulting from stock splits, stock dividends or similar transactions with respect to the Registrable Securities.

     (b) In the event (i) the Company has not filed the Registration Statement required by Section 5.2(a)(i) by the Outside Filing Date, (ii) such Registration Statement has not been declared effective by the Registration Effective Date, or
(iii) such Registration Statement ceases to be effective as to all the Registrable Securities to which it is required to relate for more than an aggregate of 90 days (whether consecutive or non-consecutive) during any twelve
(12) month period during the Registration Period without being succeeded within ten (10) trading days by an amendment to such Registration Statement or by a subsequent Registration Statement filed with and declared effective by the SEC, then in such case the Company shall make compensatory payments (the "LIQUIDATED DAMAGES") to the Subscriber in an amount equal to one (1) percent of the aggregate Purchase Price paid by the Subscriber hereunder for each 30-day period (or prorated portion thereof) in which the Company is in default of its obligations under Section 5.2, PROVIDED, HOWEVER, that in no event shall the Company be required hereunder to pay to any Subscriber pursuant to this Agreement an aggregate amount that exceeds 12.0% of the aggregate Purchase Price paid by any Subscriber for such Subscriber's Registrable Securities. The Company shall pay any Liquidated Damages to Subscribers within five (5) Business Days of the end of each 30-day period in which such Liquidated Damages have accrued.

     (c) Notwithstanding anything in Sections 5.2(a) or 5.2(b) to the contrary, the Company shall not be obligated to make compensatory payments to the Subscriber in the event that the SEC (including the staff of the SEC's Division of Corporate Finance), the Securities Act, or the rules and regulations promulgated thereunder, prohibit the Company from including, or the SEC requests the Company not include, all of the Registrable Securities on the Registration Statement; provided, however, that (i) at least 75% of the Registrable Securities have been included on such Registration Statement and (ii) the Company uses its reasonable best efforts to cause all remaining Registrable Securities to be registered on a Registration Statement as soon as permitted by the SEC, the Securities Act, and the rules and regulations promulgated thereunder.

     5.3 All Registration Expenses incurred in connection with any registration, qualification, exemption or compliance pursuant to Section 5.2 shall be borne by the Company. All Selling Expenses relating to the sale of securities registered by or on behalf of Holders shall be borne by such Holders.

     5.4 In the case of the registration, qualification, exemption or compliance effected by the Company pursuant to this Agreement, the Company shall, upon reasonable request, inform each Holder as to the status of such registration, qualification, exemption and compliance. At its expense the Company shall:

     (a) use commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state or federal securities laws which the Company determines to obtain, continuously effective and free of material misstatements or omissions until the termination of the Registration Period;

     (b) advise the Holders as soon as practicable:

          (i) when the Registration Statement or any amendment thereto has been filed with the SEC and when the Registration Statement or any post-effective amendment thereto has become effective;

          (ii) of any request by the SEC for amendments or supplements to the Registration Statement or the prospectus included therein or for additional information;

          (iii) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for such purpose;

          (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

          (v) of the happening of any event that requires the making of any changes in the Registration Statement or the prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of the prospectus, in the light of the circumstances under which they were made) not misleading (which notice will be accompanied by an instruction to suspend the use of the prospectus until such changes have been made);

     (c) make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement at the earliest possible time;

     (d) furnish to each Holder, without charge, at least one copy of such Registration Statement and any post-effective amendment thereto, including financial statements and schedules, and, if the Holder so requests in writing, all exhibits (including those incorporated by reference) in the form filed with the SEC;

     (e) during the Registration Period, deliver to each Holder, without charge, as many copies of the prospectus included in such Registration Statement and any amendment or supplement thereto as such Holder may reasonably request;

     (f) prior to any public offering of Registrable Securities pursuant to the Registration Statement, register or qualify or obtain an exemption for offer and sale under the securities or blue sky laws of such jurisdictions as any such Holders reasonably request in writing, provided that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction, and do any and all other acts or things reasonably necessary or advisable to enable the offer and sale in such jurisdictions of the Registrable Securities covered by such Registration Statement in the sole discretion of the Company;

     (g) to the extent permitted under applicable rules and regulations promulgated under the Securities Act, cooperate with the Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold pursuant to any Registration Statement free of any restrictive legends to the extent not required at such time and in such denominations and registered in such names as Holders may request at least five
(5) Business Days prior to sales of Registrable Securities pursuant to such Registration Statement;

     (h) upon the occurrence of any event contemplated by Section 5.4(b)(v) above, the Company shall promptly prepare a post-effective amendment to the Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter promptly delivered to purchasers of the Registrable Securities included therein, the prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

     (i) use commercially reasonable efforts to comply with all applicable rules and regulations of the SEC, and use commercially reasonable efforts to make generally available to its security holders not later than 45 days (or 90 days if the fiscal quarter is the fourth fiscal quarter) after the end of its fiscal quarter in which the first anniversary date of the effective date of the Registration Statement occurs, an earnings statement satisfying the provisions of Section 11(a) of the Securities Act.

     Notwithstanding the foregoing, it shall be a condition precedent to the obligations of the Company to take any action pursuant to paragraphs (a) through
(i) of this Section 5.4, that the Holder shall furnish to the Company such information regarding itself, the Securities to be sold by the Holder and the intended method of disposition of such Securities as shall be required to effect the registration of the Securities, all of which information shall be furnished to the Company in writing specifically for use in the Registration Statement.

     5.5 The Holders shall have no right to take any action to restrain, enjoin or otherwise delay any registration pursuant to Section 5.2 hereof as a result of any controversy that may arise with respect to the interpretation or implementation of this Agreement.

     5.6 (a) To the extent permitted by law, the Company shall indemnify each Holder, each of its directors and officers, each underwriter of the Registrable Securities and each Person who controls a Holder or underwriter within the meaning of Section 15 of the Securities Act, with respect to which any registration, qualification or compliance has been effected pursuant to this Agreement, against all claims, losses, damages and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened (subject to Section 5.6(c) below), arising out of or based on (i) any untrue statement (or alleged untrue statement) of a material fact contained in the Registration Statement, or any amendment or supplement thereof, incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in light of the circumstances in which they were made, or (ii) any violation or alleged violation by the Company of the Act, the Exchange Act, or any rule or regulation promulgated under the Act, or the Exchange Act, and will reimburse each Holder, such directors and officers, each underwriter of the Registrable Securities and each Person who controls a Holder for reasonable legal and other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action as incurred; PROVIDED, that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or action arises out of, relates to or is based upon: (i) any untrue statement or omission or allegation thereof is made in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Holder and stated to be specifically for use in preparation of such Registration Statement, prospectus or offering circular; or (ii) the failure of the Holder to comply with the covenants and agreements contained in this Agreement respecting sales of Registrable Securities. Notwithstanding the foregoing, the Company will not be liable in any such case where the claim, loss, damage, liability or actions arises out of or is related to the failure of the Holder to comply with the covenants and agreements contained in this Agreement respecting sales of Registrable Securities, and except that the foregoing indemnity agreement is subject to the condition that, insofar as it relates primarily to any such untrue statement or alleged untrue statement or omission or alleged omission made in the preliminary prospectus but eliminated or remedied in the amended prospectus on file with the SEC at the time the Registration Statement becomes effective or in the amended prospectus filed with the Commission pursuant to Rule 424(b) or in the prospectus subject to completion under Rule 434 promulgated under the Securities Act, which together meet the requirements of Section 10(a) of the Securities Act (the "FINAL PROSPECTUS"), such indemnity agreement shall not inure to the benefit of any such Holder, any such underwriter or any such controlling Person, if a copy of the Final Prospectus furnished by the Company to the Holder for delivery was not furnished by the Holder to the Person or entity asserting the loss, liability, claim, damage or at or prior to the time such furnishing is required by the Securities Act and the Final Prospectus would have cured the defect giving rise to such loss, liability, claim, damage or action.

     (b) Each Holder will severally, if Registrable Securities held by such Holder are included in the securities as to which such registration, qualification or compliance is being effected, indemnify the Company, each of its directors and officers, each underwriter of the Registrable Securities and each Person who controls the Company within the meaning of Section 15 of the Securities Act, against all claims, losses, damages and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened (subject to Section 5.6(c) below), arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus or offering circular, or any amendment or supplement thereof, incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in light of the circumstances in which they were made, and will reimburse the Company, such directors and officers, each underwriter of the Registrable Securities and each Person controlling the Company for reasonable legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action as incurred, in each case to the extent, but only to the extent, that such untrue statement or omission or allegation thereof is made in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Holder and stated to be specifically for use in preparation of such registration statement, prospectus or offering circular. Notwithstanding the foregoing, in no event shall a Holder be liable for (i) any such claims, losses, damages or liabilities in excess of the net proceeds received by such Holder in the offering, except in the event of fraud or intentional misrepresentation by such Holder, or (ii) amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder (which consent shall not be unreasonably withheld).

     (c) Each party entitled to indemnification under this Section 5.6 (the "INDEMNIFIED PARTY") shall give notice to the party required to provide indemnification (the "INDEMNIFYING PARTY") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such Indemnified Party's expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Agreement, except to the extent that such failure is materially prejudicial to the Indemnifying Party in defending such claim or litigation. An Indemnifying Party shall not be liable for any settlement of an action or claim effected without its written consent (which consent will not be unreasonably withheld).

     (d) If the indemnification provided for in this Section 5.6 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage or expense referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party thereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions which resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Holders agree that it would not be just and equitable if contribution pursuant to this Section 5.6(d) was based solely upon the number of entities from whom contribution was requested or by any other method of allocation which does not take account of the equitable considerations referred to above in this
Section 5.6(d). The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages and liabilities (or actions in respect thereof) referred to above in this Section 5.6(d) shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim, subject to the provisions of Section 5.6(d) hereof. The parties agree that it would not be just and equitable if contributions pursuant to this Section 5.6 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations as set forth in this Section 5.6. Notwithstanding the provisions of this Section 5.6(d), in no event shall a Holder be required to contribute any amount or make any other payments under this Agreement which in the aggregate exceed the net proceeds received by such Holder from the sale of Registrable Securities covered by such Registration Statement. No Person guilty of fraudulent misrepresentation (within the meaning of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

     5.7 (a) Each Holder agrees that, upon receipt of any notice from the Company of (i) the need for an amendment or supplement to the Registration Statement or the prospectus forming a part thereof, (ii) that the Board of Directors has determined in good faith that offers and sales pursuant to the prospectus forming part of the Registration Statement should not be made by reason of the presence of material undisclosed circumstances or developments with respect to which the disclosure that would be required in the Registration Statement would be premature or would have a Material Adverse Effect or (iii) in connection with a primary underwritten offering of equity securities of the Company, each Holder will forthwith discontinue disposition of Registrable Securities pursuant to the Registration Statement contemplated by Section 6.2 until its receipt of copies of the supplemented or amended prospectus from the Company or confirmation of the filing of such report with the SEC by the Company, any such prospectus to be forwarded promptly to the Holder by the Company, and, if so directed by the Company, each Holder shall deliver to the Company all copies, other than permanent file copies then in such Holder's possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice; PROVIDED, that the Company, may suspend the disposition of Registrable Securities pursuant to the Registration Statement pursuant to clause (ii) above not more than one time (not to exceed 30 days) during any three month period, nor more than two times (not to exceed 30 days each) in any twelve-month period.

     (b) As a condition to the inclusion of its Registrable Securities, each Holder shall furnish to the Company such information regarding such Holder and the distribution proposed by such Holder as the Company may reasonably request in writing or as shall be required in connection with any registration, qualification or compliance referred to in this Article 6, including the information required by the Registration Questionnaire attached hereto as EXHIBIT C.

     (c) Each Holder hereby covenants with the Company not to make any sale of the Registrable Securities without effectively causing the prospectus delivery requirements under the Securities Act to be satisfied.

     (d) Each Holder acknowledges and agrees that the Registrable Securities sold pursuant to the Registration Statement described in this Section are not transferable on the books of the Company unless the stock certificate submitted to the transfer agent evidencing such Registrable Securities is accompanied by a certificate reasonably satisfactory to the Company to the effect that (i) the Registrable Securities have been sold in accordance with such Registration Statement and (ii) the requirement of delivering a current prospectus has been satisfied.

     (e) Each Holder agrees not to take any action with respect to any distribution deemed to be made pursuant to such registration statement which would constitute a violation of Regulation M under the Exchange Act or any other applicable rule, regulation or law.

     (f) At the end of the period during which the Company is obligated to keep the Registration Statement current and effective as described above, the Holders of Registrable Securities included in the Registration Statement shall discontinue sales of shares pursuant to such Registration Statement upon receipt of notice from the Company of its intention to remove from registration the shares covered by such Registration Statement which remain unsold, and such Holders shall notify the Company of the number of shares registered which remain unsold immediately upon receipt of such notice from the Company.

     5.8 With a view to making available to the Holders the benefits of certain rules and regulations of the SEC which at any time permit the sale of the Registrable Securities to the public without registration, the Company shall use commercially reasonable efforts to:

     (a) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times;

     (b) file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act; and

     (c) so long as a Holder owns any unregistered Registrable Securities, furnish to such Holder, upon any reasonable request, a written statement by the Company as to its compliance with Rule 144 under the Securities Act, and of the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company as such Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing a Holder to sell any such securities without registration.

                  5.9 The right to cause the Company to register Registrable Securities granted to the Holders by the Company under Section 5.2 may be assigned in full by a Holder in connection with a transfer by such Holder of its Registrable Securities, but only if: (i) such transfer may otherwise be effected in accordance with applicable securities laws; (ii) such Holder gives prior written notice of the proposed transfer to the Company including the name and address of such transferee and a copy of the transfer documents and agreements;
(iii) such transferee agrees in writing with the Company to be bound by and comply with the terms and provisions of this Agreement; (iv) the transferee is an "accredited investor" as that term is defined in Rule 501 of Regulation D; and (v) such transfer is otherwise in compliance with this Agreement. Except as specifically permitted by this Section 5.9, the rights of a Holder with respect to Registrable Securities as set out herein shall not be transferable to any other Person, the Company may impose stop transfer orders with respect to any such transfer or attempted transfer, and any such transfer or attempted transfer shall be null and void.

     5.10 A Holder may request that the Company remove, and the Company agrees to authorize the removal of any legend from the Registrable Securities (i) following any sale of the Registrable Securities pursuant to an effective Registration Statement as provided under Section 5.7(d) above, or (ii) if such Registrable Securities are eligible for sale under Rule 144(k) under the Securities Act or under any no-action letter issued by the SEC. Following the time a legend is no longer required for any Registrable Securities hereunder, the Company will, no later than three (3) Business Days following the delivery by a Holder to the Company or the Company's transfer agent of a legended certificate representing such Registrable Securities, accompanied by such additional information as the Company or the Company's transfer agent may reasonably request, deliver or cause to be delivered to such Holder a certificate representing such Registrable Securities that is free from all restrictive and other legends.

VI. MISCELLANEOUS

     6.1 Any notice or other communication given hereunder shall be deemed sufficient if in writing and sent by registered or certified mail, return receipt requested, or delivered by hand against written receipt therefor, addressed as follows:

                  if to the Company, to it at:

                  Cougar Biotechnology, Inc.
                  10940 Wilshire Blvd., Suite 600
                  Los Angeles, California  90024
                  Facsimile:  (310) 443-4210
                  Attn:  President

                  With a copy to:

                  Maslon Edelman Borman & Brand, LLP
                  90 South Seventh Street, Suite 3300
                  Minneapolis, Minnesota  55402
                  Facsimile:  (612) 642-8343
                  Attn: Christopher Melsha, Esq.

                  Paramount BioCapital, Inc.
                  787 Seventh Avenue, 48th Floor
                  New York, NY 10019
                  Facsimile:  (212) 554-4355
                  Attn: Basil Christakos

                  SG Cowen & Co. LLC
                  Private Equity Group
                  1221 Ave. of the Americas
                  New York, NY  10020
                  Facsimile:  (212) 278-5503
                  Attn:  Charles Mathers

                  if to the Subscriber, to the Subscriber's address indicated on the signature page of this Agreement.

Notices shall be deemed to have been given or delivered on the date of mailing, except notices of change of address, which shall be deemed to have been given or delivered when received.

     6.2 Except as otherwise provided herein, this Agreement shall not be changed, modified or amended except by a writing signed by the parties to be charged, and this Agreement may not be discharged except by performance in accordance with its terms or by a writing signed by the party to be charged.

     6.3 Subject to the provisions of Section 5.9, this Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns. This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

     6.4 Upon the execution and delivery of this Agreement by the Subscriber, this Agreement shall become a binding obligation of the Subscriber with respect to the purchase of Units as herein provided, subject, however, to the right hereby reserved by the Company to enter into the same agreements with other subscribers and to add and/or delete other persons as subscribers.

     6.5 NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT ALL THE TERMS AND PROVISIONS HEREOF SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE SUBSTANTIVE AND PROCEDURAL LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO SUCH STATE'S PRINCIPLES OF CONFLICTS OF LAW.

     6.6 The holding of any provision of this Agreement to be invalid or unenforceable by a court of competent jurisdiction shall not affect any other provision of this Agreement, which shall remain in full force and effect. If any provision of this Agreement shall be declared by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced in whole or in part, such provision shall be interpreted so as to remain enforceable to the maximum extent permissible consistent with applicable law and the remaining conditions and provisions or portions thereof shall nevertheless remain in full force and effect and enforceable to the extent they are valid, legal and enforceable, and no provisions shall be deemed dependent upon any other covenant or provision unless so expressed herein.

     6.7 It is agreed that a waiver by either party of a breach of any provision of this Agreement shall not operate, or be construed, as a waiver of any subsequent breach by that same party.

     6.8 The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further action as may be necessary or appropriate to carry out the purposes and intent of this Agreement.

     6.9 This Agreement may be executed in two or more counterparts each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

     6.10 Nothing in this Agreement shall create or be deemed to create any rights in any person or entity not a party to this Agreement, except (a) for the holders of Registrable Securities, (b) for the Placement Agents pursuant to Sections 1.6(a), 1.12, 2.10 and 4.2(f) hereof, and (c) that the Placement Agents may rely upon the representation and acknowledgements of the Subscriber in Articles I and VII hereof and (ii) the representations and warranties of the Company in Article II hereof.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

VII. CONFIDENTIAL INVESTOR QUESTIONNAIRE

     7.1 The Subscriber represents and warrants that he, she or it comes within one category marked below, and that for any category marked, he, she or it has truthfully set forth, where applicable, the factual basis or reason the Subscriber comes within that category. ALL INFORMATION IN RESPONSE TO THIS SECTION WILL BE KEPT STRICTLY CONFIDENTIAL except as otherwise required by law. The undersigned agrees to furnish any additional information which the Company deems necessary in order to verify the answers set forth below.

Category A          The undersigned is an individual (not a partnership,
           -----    corporation, etc.) whose individual net worth, or joint net worth with his or her spouse, presently exceeds $1,000,000.

                    EXPLANATION: IN CALCULATING NET WORTH YOU MAY INCLUDE EQUITY IN PERSONAL PROPERTY AND REAL ESTATE, INCLUDING YOUR PRINCIPAL RESIDENCE, CASH, SHORT-TERM INVESTMENTS, STOCK AND SECURITIES. EQUITY IN PERSONAL PROPERTY AND REAL ESTATE SHOULD BE BASED ON THE FAIR MARKET VALUE OF SUCH PROPERTY LESS DEBT SECURED BY SUCH PROPERTY.

Category B          The undersigned is an individual (not a partnership,
           -----    corporation, etc.) who had an income in excess of $200,000 in each of the two most recent years, or joint income with his or her spouse in excess of $300,000 in each of those years (in each case including foreign income, tax exempt income and full amount of capital gains and losses but excluding any income of other family members and any unrealized capital appreciation) and has a reasonable expectation of reaching the same income level in the current year.

Category C          The undersigned is a director or executive officer of the
           -----    Company which is issuing and selling the Units.


Category D          The  undersigned  is a bank;  a savings  and loan
           -----    association; insurance company; registered investment
                    company; registered business development company; licensed small business investment company ("SBIC"); or employee benefit plan within the meaning of Title 1 of ERISA and (a) the investment decision is made by a plan fiduciary which is either a bank, savings and loan association, insurance company or registered investment advisor, or (b) the plan has total assets in excess of $5,000,000 or (c) is a self directed plan with investment decisions made solely by persons that are accredited investors. (DESCRIBE ENTITY)

                    ------------------------------------------------------------

                    ------------------------------------------------------------

Category E          The  undersigned  is a private  business  development
           -----    company as defined in section 202(a)(22) of the Investment
                    Advisors Act of 1940. (DESCRIBE ENTITY)

                    ------------------------------------------------------------

                    ------------------------------------------------------------

Category F   X      The undersigned is either a corporation, partnership,
           -----    Massachusetts business trust, or non-profit organization
                    within the meaning of Section 501(c)(3) of the Internal
                    Revenue Code, in each case not formed for the specific purpose of acquiring the Units and with total assets in excess of $5,000,000.(DESCRIBE ENTITY)

                    *8,400,000,000 U.S. L.P.
                    ------------------------------------------------------------

                    ------------------------------------------------------------

Category G          The undersigned is a trust with total assets in
           -----    excess of $5,000,000, not formed for the specific
                    purpose of acquiring the Units, where the purchase is directed by a "sophisticated investor" as defined in Regulation 506(b)(2)(ii) under the Act.

Category H          The undersigned is an entity (other than a trust) in which
           -----    all of the equity owners are "accredited investors" within one or more of the above categories. If relying upon this Category alone, each equity owner must complete a separate copy of this Agreement. (DESCRIBE ENTITY)

                    ------------------------------------------------------------

Category I          The undersigned is not within any of the categories above
           -----    and is therefore not an accredited investor.

The undersigned agrees that the undersigned will notify the Company at any time on or prior to the Closing Date in the event that the representations and warranties in this Agreement shall cease to be true, accurate and complete.

     7.2 SUITABILITY. (PLEASE ANSWER EACH QUESTION)

(a) For an individual Subscriber, please describe your current employment, including the company by which you are employed and its principal business:


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(b) For an individual Subscriber, please describe any college or graduate degrees held by you:


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(c) For all Subscribers, please list types of prior investments:

All equity pvt. derivative investments for >20 years
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(d) For all Subscribers, please state whether you have you participated in other PRIVATE PLACEMENTS before:

          YES    X                     NO
               -----                       -----

(e) If your answer to question 8.2(d) above was "YES", please indicate frequency of such prior participation in PRIVATE PLACEMENTS of:

                                                           Public or Private
                    Public               Private            BIOPHARMACEUTICAL
                   COMPANIES            COMPANIES           COMPANIES
                -----------------    -----------------    -----------------

Frequently              X                   X                     X
                -----------------    -----------------    -----------------
Occasionally
                -----------------    -----------------    -----------------
Never
                -----------------    -----------------    -----------------

(f) For individual Subscribers, do you expect your current level of income to significantly decrease in the foreseeable future:

          YES                          NO
               -----                       -----

(g) For trust, corporate, partnership and other institutional Subscribers, do you expect your total assets to significantly decrease in the foreseeable future:

          YES                          NO    X
               -----                       -----

(h) For all Subscribers, do you have any other investments or contingent liabilities which you reasonably anticipate could cause you to need sudden cash requirements in excess of cash readily available to you:

          YES                          NO    X
               -----                       -----

(i) For all Subscribers, are you familiar with the risk aspects and the non-liquidity of investments such as the securities for which you seek to subscribe?

          YES    X                     NO
               -----                       -----

(j) For all Subscribers, do you understand that there is no guarantee of financial return on this investment and that you run the risk of losing your entire investment?

          YES    X                     NO
               -----                       -----

     7.3 MANNER IN WHICH TITLE IS TO BE HELD. (CIRCLE ONE)

          (a)  Individual Ownership
          (b)  Community Property
          (c) Joint Tenant with Right of Survivorship (both parties must sign) X (d) Partnership*
          (e)  Tenants in Common
          (f)  Company*
          (g)  Trust*
          (h)  Other

     *If Units are being subscribed for by an entity, the attached Certificate of Signatory must also be completed.

     7.4 NASD AFFILIATION.

Are you affiliated or associated with an NASD member firm (please check one):

          YES                          NO    X
               -----                       -----

If Yes, please describe:


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

*If Subscriber is a Registered Representative with an NASD member firm, have the following acknowledgment signed by the appropriate party:

The undersigned NASD member firm acknowledges receipt of the notice required by
Article 3, Sections 28(a) and (b) of the Rules of Fair Practice.


---------------------------------
Name of NASD Member Firm


By:                                     Date:
    -----------------------------             ---------------------------
         Authorized Officer

     7.5 The undersigned is informed of the significance to the Company of the foregoing representations and answers contained in the Confidential Investor Questionnaire contained in this Article VIII and such answers have been provided under the assumption that the Company will rely on them.


Signature:        /s/ Daniel S. Lehan
                  ---------------------------------------------
                  Daniel S. Lehan  COO

                  ---------------------------------------------
                  (If purchased jointly)


Print name:
                  ---------------------------------------------


                  ---------------------------------------------
                  (If purchased jointly)


Date:             ---------------------------------------------

NUMBER OF UNITS = 3,468,208         x $1.73 = $5,999,999.84 (TOTAL INVESTMENT)
                  ------------                --------------

/s/ Daniel S. Lehan III
-----------------------------           --------------------------------------
Signature                               Signature (if purchasing jointly)


    Daniel S. Lehan III
-----------------------------           --------------------------------------
Name Typed or Printed                   Name Typed or Printed


 Adage Capital Partners L.P.
-----------------------------           --------------------------------------
Entity Name                             Entity Name


200 Clarendon St., 52nd Flr.
-----------------------------           --------------------------------------
Address                                 Address


Boston, MA 02116
-----------------------------           --------------------------------------
City, State and Zip Code                City, State and Zip Code


617-867-2855
-----------------------------           --------------------------------------
Telephone--Business                     Telephone-Business


-----------------------------           --------------------------------------
Telephone-Residence                     Telephone--Residence


617-867-2801
-----------------------------           --------------------------------------
Facsimile-Business                      Facsimile--Business


-----------------------------           --------------------------------------
Facsimile--Residence                    Facsimile-Residence


04-3574590
-----------------------------           --------------------------------------
Tax ID # or  Social Security #          Tax ID # or Social Security #

Name in which securities should be issued: CUSTRUST
                                           -------------------------------

ACKNOWLEDGEMENT PURSUANT TO SECTION 1.25:  DSL   [PLEASE INITIAL]
                                          ------


Dated:      3/26   , 2006
         ---------

     This Subscription Agreement is agreed to and accepted as of April 3, 2006
                                                                ------

                                COUGAR BIOTECHNOLOGY, INC.

                                By: /s/ Alan Auerbach
                                   ---------------------------------
                                   Name:  Alan Auerbach
                                   Title: President and Chief Executive Officer

                            CERTIFICATE OF SIGNATORY

                          (To be completed if Units are
                       being subscribed for by an entity)


I, DANIEL S. LEHAN III, am the COO of ADAGE CAPITAL PARTNERS LP (the "Entity").

I certify that I am empowered and duly authorized by the Entity to execute and carry out the terms of the Subscription Agreement and to purchase and hold the Securities comprising the Units, and certify further that the Subscription Agreement has been duly and validly executed on behalf of the Entity and constitutes a legal and binding obligation of the Entity.

IN WITNESS WHEREOF, I have set my hand this 29th day of MARCH, 2006


                                      /s/ Daniel S. Lehan III
                                      -----------------------------------------
                                      (Signature)

                                                                       EXHIBIT A

                        DELAWARE GENERAL CORPORATION LAW
                                   SECTION 262

                                APPRAISAL RIGHTS

The following is the complete text of Section 262 of the Delaware General Corporation Law:

SS. 262. APPRAISAL RIGHTS.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to ss. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to ss. 251 (other than a merger effected pursuant to ss. 251(g) of this title), ss. 252, ss. 254, ss. 257, ss. 258, ss. 263 or ss. 264 of
this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of ss. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to ss.ss. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

               a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

               b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository

                                                                       EXHIBIT A

          receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

               c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

               d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under ss. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to ss. 228 or ss. 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such

                                                                       EXHIBIT A

     notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the

                                                                       EXHIBIT A

stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such

                                                                       EXHIBIT A

stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

History

(8 Del. C. 1953, ss. 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, ss. 24; 57
Del. Laws, c. 148, ss.ss. 27-29; 59 Del. Laws, c. 106, ss. 12; 60 Del. Laws, c.
371, ss.ss. 3-12; 63 Del. Laws, c. 25, ss. 14; 63 Del. Laws, c. 152, ss.ss. 1,
2; 64 Del. Laws, c. 112, ss.ss. 46-54; 66 Del. Laws, c. 136, ss.ss. 30-32; 66
Del. Laws, c. 352, ss. 9; 67 Del. Laws, c. 376, ss.ss. 19, 20; 68 Del. Laws, c.
337, ss.ss. 3, 4; 69 Del. Laws, c. 61, ss. 10; 69 Del. Laws, c. 262, ss.ss. 1-9;
70 Del. Laws, c. 79, ss. 16; 70 Del. Laws, c. 186, ss. 1; 70 Del. Laws, c. 299,
ss.ss. 2, 3; 70 Del. Laws, c. 349, ss. 22; 71 Del. Laws, c. 120, ss. 15; 71 Del.
Laws, c. 339, ss.ss. 49-52; 73 Del. Laws, c. 82, ss. 21.)

                                                                       EXHIBIT B
                                  LEGAL OPINION


     1. The Company (a) is a corporation validly existing in good standing under the laws of the State of Delaware and (b) has the corporate power to own its property, to conduct the business in which it is engaged, to execute and deliver each of the Transaction Documents to which it is a party and to perform its obligations thereunder.

     2. The Company has duly authorized, executed and delivered each of the Transaction Documents and each such Transaction Document constitutes the legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms.

     3. The shares of Preferred Stock and Common Stock being issued pursuant to the Subscription Agreement have been duly authorized and, when delivered and paid for pursuant to the Subscription Agreement, will be validly issued, fully paid and nonassessable, and the issuance thereof will not violate any statutory or contractual preemptive or similar rights.

     4. Upon the due exercise of the Placement Warrants, the Common Stock issuable upon such exercise will be validly issued, fully paid and non-assessable. The Company has reserved a sufficient number of shares of Common Stock for issuance upon the exercise of the Placement Warrants.

     5. The execution, delivery and performance of the Transaction Documents by the Company and the issuance and sale of the Securities and the exchange of the Securities in the Merger does not and will not conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default under (i) the Company's Certificate of Incorporation or bylaws, (ii) any federal law or the Delaware General Corporation Law, or, to our knowledge, any other statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, known to us and having jurisdiction over the Company or any of its respective assets or properties, or (iii) any of the material agreements and instruments described in the officer's certificate attached hereto.

     6. Except as described in the Memorandum, to our knowledge, there are no pending actions, suits or proceedings against or affecting the Company.

     7. Assuming the accuracy of the representations of the Subscribers contained in the Subscription Agreement and the accuracy of the representations of the Placement Agents to the Company regarding the offering and sale of the Securities, the initial sale of the Securities as contemplated by the Subscription Agreements is exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended.

                                                                       EXHIBIT B

     8. We have participated in the preparation of the Memorandum and in discussions with officers and other representatives of the Company, at which time the contents of the Memorandum and related matters were discussed. In the course of those discussions and our participation in the preparation of the Memorandum, nothing has come to our attention that causes us to believe that the Memorandum (other than the financial statements including the notes thereto and other financial, statistical and accounting data included in the Memorandum or the exhibits thereto, as to which we express no view), contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances in which they were made.

                                                                       EXHIBIT C

                           COUGAR BIOTECHNOLOGY, INC.

                           REGISTRATION QUESTIONNAIRE
                                       FOR
                              SELLING STOCKHOLDERS


Name:  Adage Capital Partners, L.P.
       ----------------------------
(Please Print)


This questionnaire is intended to provide information for a registration statement (the "Registration Statement") to be filed by Cougar Biotechnology, Inc. (the "Company") covering the resale of the Cougar Common Stock and Cougar Preferred Stock acquired by you as contemplated by the accompanying Subscription Agreement. Please complete (attaching separate sheets if additional space is needed), date and sign this questionnaire and return it together with your completed subscription agreement.

PLEASE ANSWER EVERY QUESTION. If a question is inapplicable to you or your answer is in the negative, please so state by inserting "N/A." If you are in doubt whether a particular question requires an affirmative response from you, please furnish full particulars so that those persons responsible for preparing the Registration Statement and Prospectus can determine whether any disclosure based on your answer is required. Information requested in this questionnaire is as of the date you complete the questionnaire, unless otherwise indicated. Your furnishing such information does not necessarily mean that such information will be disclosed.

     DEFINITIONS

Your answers to this questionnaire should be made upon the basis of the following definitions of terms used in this questionnaire:

The term "beneficial owner" of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares (1) voting power, which includes the power to vote, or direct the voting of, such security or (2) investment power, which includes the power to dispose or direct the disposition of such security. A person may be regarded as having voting power of a security which is owned (i) by his spouse or minor children or by any of his relatives or his spouse's relatives who share the same home with him, (ii) a partnership of which he is a partner or (iii) a corporation of which he is a substantial shareholder. A person is also deemed to be the beneficial owner of shares which that person has the right to acquire within 60 days, including but not limited to any right to acquire through the exercise of an option, through conversion of a security, pursuant to the power to revoke a trust or pursuant to the automatic termination of a trust. Please also disclose any other rights, which you have to acquire securities of the Company on or before September 30, 2006.

                                                                       EXHIBIT C


The term "material," when used to qualify a requirement for the furnishings of information as to any subject, limits the information required to those matters about which the average prudent investor should reasonably be informed before buying or selling the securities of the Company. If you are in doubt as to the materiality of certain information, you should relate sufficient facts to enable the Company and its advisors to reach a conclusion as to its materiality.

          QUESTIONS

QUESTION 1:

State your present position or positions with the Company (if any), including membership on any audit, personnel, compensation or similar committee or committees; any positions held by you during the previous three years; and any positions to which you have been elected or appointed but the duties of which you have not yet assumed. For each position, list the term or expected term of office.

ANSWER:   NONE

QUESTION 2:

Other than Cougar Common Stock and the Cougar Preferred Stock that you will acquire in connection with the Offering, provide below information regarding the equity securities of the Company of which you are the "beneficial owner." Please refer to the definition of "beneficial owner," above. Under the column "Nature of Ownership," please indicate amounts of securities for which you have (a) sole voting power, (b) shared voting power, (c) sole investment power, or (d) shared investment power. If your response covers any securities included because you have the right to acquire them on or before September 30, 2006, please separately indicate the amount of such securities. Also, if you hold more than 5% of the Company's securities pursuant to a voting trust or similar agreement, please separately state the amount of such securities held or to be held pursuant to the trust or agreement, the duration of the agreement and the names and addresses of the voting trustees, outlining briefly their voting rights and other powers under the trust or agreement.

ANSWER (attach additional pages if necessary):

Number of              Nature of
Shares                 Ownership                          Title of Securities

NONE

                                                                       EXHIBIT C

QUESTION 3:

Provide below information regarding the equity securities of SRKP 4 Inc. ("SRKP") of which you are the "beneficial owner." Please refer to the definition of "beneficial owner," above. Under the column "Nature of Ownership," please indicate amounts of securities for which you have (a) sole voting power, (b) shared voting power, (c) sole investment power, or (d) shared investment power. If your response covers any securities included because you have the right to acquire them on or before September 30, 2006, please separately indicate the amount of such securities. Also, if you hold more than 5% of the SRKP's securities pursuant to a voting trust or similar agreement, please separately state the amount of such securities held or to be held pursuant to the trust or agreement, the duration of the agreement and the names and addresses of the voting trustees, outlining briefly their voting rights and other powers under the trust or agreement.

ANSWER (attach additional pages if necessary):

Number of              Nature of
Shares                 Ownership                          Title of Securities

NONE

QUESTION 3:

If you plan to offer your shares of Cougar Common Stock and Cougar Preferred Stock (or the securities of SRKP into which such Cougar securities may be exchanged in connection with the Merger described in the Memorandum) through the selling efforts of brokers or dealers, describe the terms (and attach copies) of any agreement, arrangement, or understanding entered into with broker(s) or dealer(s), including volume limitations on sales, parties to the agreement and the conditions under which the agreement may be terminated. If known, identify the broker(s) or dealer(s), which will participate in the offering and state the amount to be offered through each.

ANSWER:   NONE

QUESTION 4:

Describe below any information known to you, and if none state "none," pertaining to underwriting compensation and arrangements or any dealings between any underwriter or related person, member of the NASD or a person associated with a member of the NASD, and the Company, SRKP or any controlling stockholder of the Company or SRKP thereof since January 1, 2000.

ANSWER:   NONE

QUESTION 5:

                                                                       EXHIBIT C


State below whether you or any of your associates are a member of NASD, a controlling shareholder of a member, a person associated or affiliated with a member or an underwriter or related person with respect to the proposed offering. If you responded "yes," describe such relationship:

ANSWER:   NO


QUESTION 6:

Are you a broker-dealer?

ANSWER:

Yes           No    X
    -----        -----

QUESTION 7:

If you are not a broker-dealer, are you affiliated with a broker-dealer?

ANSWER:

Yes           No    X
    -----        -----

QUESTION 8:

If you are a broker-dealer or are affiliated with a broker-dealer, did you purchase the securities in the ordinary course of business?

ANSWER:

Yes           No                N/A
    -----        -----

QUESTION 9:

If you are affiliated with a broker-dealer, did you have any agreements or understandings, directly or indirectly, with any person to distribute the securities at the time that you purchased the securities?

ANSWER:

Yes           No                N/A
    -----        -----

                                                                       EXHIBIT C


Please note that the SEC takes the position that if you are a broker-dealer, you are to be identified in the Registration Statement as an underwriter. In the "Plan of Distribution," the Registration Statement will provide substantially as follows:

"The selling stockholders and any broker-dealers, agents or underwriters that participate with the selling stockholders in the distribution of the issued and outstanding shares of common stock or the shares of stock issuable upon exercise of warrants may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by these broker-dealers, agents or underwriters and any profits realized by the selling stockholders on the resales of the securities may be deemed to be underwriting commissions or discounts under the Securities Act. If the selling stockholders are deemed to be underwriters, the selling stockholders may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act."

QUESTION 10:
Are their specific individuals who have voting or investment control over the securities? If you are an entity, you must answer "yes" to this question and identify such individual(s) by name below.

ANSWER:

Yes   X      No
    -----        -----

If you answered "yes", please list the names of such individuals:

Adage Capital Management L.P. (The Management Co.)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


Remainder of page left intentionally blank

                                                                       EXHIBIT C


The answers to the foregoing questions are true and correct to the best of the undersigned's knowledge, information and belief. The undersigned agrees to promptly notify the Company in writing in care of Alan H. Auerbach, 10940 Wilshire Blvd., Suite 600, Los Angeles, CA 90024, of (a) any transfer by you of your Cougar Common Stock or Cougar Preferred Stock (or the SRKP securities into which such Cougar securities may be exchanged in the Merger), (b) sales of common stock of the Company, or SRKP if after the completion of the Merger (giving the number of shares sold and the name of the broker-dealer used) and
(c) any other changes in the answers to this questionnaire that should be made as a result of any material development occurring subsequent to the date hereof.

Dated:  3/31, 2006.


     /s/ Daniel S. Lehan
------------------------------------
Signature

                                    EXHIBIT 3

                                                    State of Delaware
                                                    Secretary of State
                                                    Division of Corporations
                                                    Delivered 02:58PM 03/31/2006
                                                    FILED 02:53PM 03/31/2006
                                                    SRV 060307864 - 3658219 FILE


                           CERTIFICATE OF DESIGNATION

                                       of

                         SERIES A CONVERTIBLE PREFERRED

                                      STOCK

                                       of

                           COUGAR BIOTECHNOLOGY, INC.

                        Pursuant to Section 151(g) of the
                General Corporation Law of the State of Delaware

          COUGAR BIOTECHNOLOGY, INC., a corporation organized and existing under the laws of the State of Delaware (the "CORPORATION"), does hereby certify that, pursuant to the authority conferred on the Board of Directors of the Corporation (the "BOARD") by the Certificate of Incorporation, as amended to date (the "CERTIFICATE OF INCORPORATION"), of the Corporation and in accordance with
Section 151(g) of the General Corporation Law of the State of Delaware, the Board adopted the following resolution establishing a series of 25,000,000 shares of Preferred Stock of the Corporation designated as "Series A Convertible Preferred Stock":

               RESOLVED, that pursuant to the authority conferred on the Board by the Certificate of Incorporation, a series of Preferred Stock, par value $0.001 per share, of the Corporation is hereby established and created, and that the designation and number of shares thereof and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such series and the qualifications, limitations and restrictions thereof are as follows:

          1. DESIGNATION AND AMOUNT. There shall be a series of Preferred Stock designated as "Series A Convertible Preferred Stock" and the number of shares constituting such series shall be 25,000,000. Such series is referred to herein as the "Series A Preferred Stock" and shall have a stated value (the "STATED VALUE") of $1.73 per share. The Series A Preferred Stock shall, with respect to dividend rights, have the entitlements set forth herein and shall, with respect to rights upon the occurrence of a Liquidation Event (as defined in Section 3(a) below), rank (a) senior to all classes of Common Stock of the Corporation; (b) senior to any class or series of capital stock of the Corporation hereafter created that ranks junior to the Series A Preferred Stock (collectively with the Common Stock, the "JUNIOR STOCK"); (c) on a parity with any class or series of capital stock of the Company hereafter created specifically ranking on parity with the Series A Preferred Stock (collectively with the Series A Preferred Stock, the "PARITY STOCK"), and (d) junior to any class or series of capital stock of the Corporation hereafter created that ranks senior to the Series A Preferred Stock, PROVIDED, HOWEVER, that in the event the Company creates and issues any class of capital stock referred to in clauses (c) or (d), such newly created and issued classes are issued with the consent of the Series A Preferred Stock as provided in Section 5(b) below. The number of shares of Series A Preferred Stock may be decreased by resolution of the Board; PROVIDED, HOWEVER, that no decrease shall reduce the number of shares of Series A Preferred Stock to less than the number of shares then issued and outstanding.

          2. DIVIDENDS AND DISTRIBUTIONS.

          (a) Commencing on the date issued, the holders of the Series A Preferred Stock shall be entitled to receive cumulative dividends on each share of Series A Preferred Stock, payable at the election of the Corporation in kind or in cash, at the rate of 4% per annum (accruing daily from the date of issuance of such share of Series A Preferred Stock (such date, the "Original Issuance Date")) and computed on the basis of a 365-day year) of the Stated Value, payable annually in arrears on each anniversary of the Original Issuance Date (each, a "Payment Date"). Such dividends, if paid in kind, shall be paid in additional duly authorized, fully-paid and non-assessable shares of Series A Preferred Stock. Such dividends shall accrue and accumulate whether or not they have been declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. The number of shares to be paid upon any payment in kind dividend for purposes of this Section 2 shall be the amount of the dividend divided by the Stated Value (subject to appropriate adjustment to reflect any stock split, combination, reclassification or reorganization of the Series A Preferred Stock).

          (b) If the Corporation does not elect on or before any Payment Date to pay the accrued dividends on the Series A Preferred Stock in cash, the dividends shall automatically be paid in kind and the Corporation shall issue to each holder of Series A Preferred Stock and record in the name of such holder on the stock records of the Corporation the number of shares of additional Series A Preferred Stock provided for in the last sentence of Section 2(a) above. Such shares shall be validly issued, fully paid and non-assessable and shall accrue dividends from the Original Issuance Date of such shares and have the same terms as the Series A Preferred Stock regardless of whether actual certificates have been issued therefor. Any holder of such additional shares of Series A Preferred Stock shall have the right to require the Corporation to issue a stock certificate therefor upon request at any time or from time to time.

          (c) In addition to the foregoing, subject to the prior and superior rights of the holders of any shares of any series or class of capital stock ranking prior and superior to the shares of Series A Preferred Stock with respect to dividends issued with the consent of the Series A Preferred Stock as provided in Section 5(b) below, the holders of shares of Series A Preferred Stock, without regard to any limitation on conversion set forth in Section 4(b) hereto, shall be entitled to receive, as, when and if declared by the Board of Directors of the Corporation, out of assets legally available for that purpose, dividends or distributions in cash, stock or otherwise payable to the holders of Common Stock on an as converted basis.

          (d) Any dividend or distribution (other than that referenced in Section 2(c)) payable to the holders of the Series A Preferred Stock pursuant to this Section 2 shall be paid to such holders at the same time as the dividend or distribution on the Junior Stock or any other capital stock of the Corporation by which it is measured is paid.

          (e) All dividends or distributions declared upon the Series A Preferred Stock shall be declared pro rata per share.

          (f) Any reference to "distribution" contained in this Section 2 shall not be deemed to include any distribution made in connection with or in lieu of any Liquidation Event (as defined below).

          (g) Upon any conversion of the Series A Preferred Stock pursuant to
Section 4 below, any accrued and unpaid dividends thereon shall either be paid in cash or shall be paid through the issuance by the Corporation of a number of shares of Common Stock equal to the number of shares of Common Stock into which the Series A Preferred Stock that would otherwise have been issued in payment of such dividend pursuant to the last sentence of Section 2(a) would have been convertible.

          3. LIQUIDATION PREFERENCE. (a) In the event of a (i) liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary or (ii) voluntary or involuntary bankruptcy of the Corporation (subparagraphs
(i) and (ii) being collectively referred to as a "LIQUIDATION EVENT"), after payment or provision for payment of debts and other liabilities of the Corporation, the holders of the Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, whether such assets are capital, surplus, or earnings, before and in preference to any payment or declaration and setting apart for payment of any amount shall be made in respect of any Junior Stock, an amount equal to the greater of (x) the Stated Value plus an amount equal to all accrued and unpaid dividends thereon and (y) the amount such holders would have been entitled to receive upon such Liquidation Event had the Series A Preferred Stock been converted, without regard to any limitation on conversion set forth in Section 4(b) hereto, immediately prior to such Liquidation Event. In the case such distributions consist, in whole or in part, of property or restricted securities, the value of such property or securities shall be determined in good faith by the Board. If upon any Liquidation Event, whether voluntary or involuntary, the assets to be distributed to the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such stockholders of the full preferential amounts aforesaid, then all of the assets of the Corporation to be distributed shall be so distributed ratably to the holders of the Series A Preferred Stock on the basis of the number of shares of Series A Preferred Stock held. Subject to Section 4(f), a consolidation or merger of the Corporation with or into another company in which the Corporation is not the surviving entity or the shares of capital stock of the Corporation constituting in excess of 50% of the voting power of the Corporation are exchanged for or changed into other stock or securities, cash and/or any other property or a sale of all or substantially all the assets of the Corporation shall not be considered a Liquidation Event and, accordingly, the Corporation shall make appropriate provision to ensure that the terms of this Certificate of Designations survive any such transaction. Notwithstanding anything to the contrary contained herein, the consummation of the merger transaction (the "SRKP TRANSACTION") contemplated by that certain Agreement and Plan of Merger dated February 27, 2006, by and among the Corporation, SRKP 4 Inc., a Delaware corporation, and SRKP Acquisition Corp., a Delaware corporation, shall not constitute a Liquidation Event.

          (b) Upon the completion of the distribution required by subparagraph
(a) of this Section 3 and subject to any other distribution that may be required with respect to any series of Preferred Stock that may from time to time come into existence, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of Common Stock PRO RATA based on the number of shares of Common Stock held by the holders of Common Stock.

          (c) Any securities or other property to be distributed to the holders of the Series A Preferred Stock pursuant to Section 3(a) hereof shall be valued as follows:

               (i) For securities not subject to an investment letter or other similar restriction on free marketability and traded on a securities exchange or on Nasdaq (as defined below), or actively traded over-the-counter, the value shall be the Market Price (as defined below) of the securities as of the date of valuation. The "Market Price" of a security shall mean the volume weighted average price of such security, for five consecutive Trading Days, ending with the day prior to the date as of which the Market Price is being determined, calculated by adding up the dollars traded for every transaction (price multiplied by the number of shares traded) and then dividing by the total shares traded for the day. "Trading Day" shall mean a day on which the securities exchange or Nasdaq used to determine the Closing Price is open for the transaction of business or the reporting of trades or, if the Closing Price is not so determined, a day on which such securities exchange is open for the transaction of business. The "Closing Price" for any security for each Trading Day shall be the reported closing price of such security on the national securities exchange on which such security is listed or admitted to trading, or, if such security is not listed or admitted to trading on any national securities exchange, shall mean the reported closing price of such security on the Nasdaq SmallCap Market or the Nasdaq National Market System (collectively referred to as "Nasdaq") or, if such security is not listed or admitted to trading on any national securities exchange or quoted on Nasdaq, shall mean the reported closing price of such security on the principal securities exchange on which such security is listed or admitted to trading or, if such security is not listed or admitted to trading on a national securities exchange, quoted on Nasdaq or listed or admitted to trading on any other securities exchange, shall mean the closing or last sale price in the over-the-counter market.

               (ii) For securities for which there is no such active public market, or for assets or any other property, the value shall be the fair market value as determined in good faith by the Board.

          4. CONVERSION.

          (a) OPTIONAL CONVERSION. Subject to the terms of Section 4(b) below, the shares of Series A Preferred Stock shall be convertible, in whole or in part, at the option of the holder thereof and upon notice to the Corporation as set forth in Section 4(d) below, into fully paid and nonassessable shares of Common Stock and such other property as hereinafter provided. The initial conversion price per share of Common Stock is $1.73 (the "CONVERSION PRICE"). The rate at which each share of Series A Preferred Stock is convertible at any time into Common Stock (the "CONVERSION RATE") shall be determined by dividing
(i) the Stated Value for such share by (ii) the then existing Conversion Price, and shall be subject to adjustment as provided herein.

          (b) LIMITATION OF CONVERSION. Notwithstanding anything to the contrary herein, in no event shall a holder of Series A Preferred Stock have the right to convert shares of Series A Preferred Stock into Common Stock pursuant to Section 4(a) to the extent, and only to the extent, that as result of such conversion, the total number of shares of Common Stock that such holder would then be deemed to beneficially own (the "Post Conversion Common Stock Amount") pursuant to
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") would exceed 9.99% of the total number of then issued and outstanding shares of Common Stock (the "Total Adjusted Common Stock Outstanding"), as determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. In the event that issuance of Common Stock to a holder upon conversion of Series A Preferred Stock is limited pursuant to this Section 4(b), nothing herein shall limit, prevent or preclude such holder from converting shares of Series A Preferred Stock to Common Stock pursuant to Section 4(a) at any other time when the Post Conversion Common Stock Amount would not exceed 9.99% of the Total Adjusted Common Stock Outstanding for such holder. This provision shall not restrict the number of shares of Common Stock which a holder may receive or beneficially own in order to determine the amount of securities or other consideration that such holder may receive in the event of a Liquidation Event, reclassification, reorganization, merger or similar transaction. The provisions of this Section 4(b) may be waived by a holder of Series A Preferred Stock as to itself (and solely as to itself) upon not less than sixty-five (65) days prior written notice to the Company, and the provisions of this Section 4(b) shall continue to apply to such holder until such 65th day (or later, if stated in the notice of waiver).

          (c) MANDATORY CONVERSION. Each share of Series A Preferred Stock shall be automatically converted into fully paid and non-assessable shares of Common Stock at the then-effective Conversion Rate in the event that the Closing Price (as defined in Section 3(c)) of the Company's Common Stock exceeds 200% of the Conversion Price for twenty (20) consecutive trading days. Any shares of Series A Preferred Stock so converted shall be treated as having been surrendered by the holder thereof for conversion pursuant to Section 4 on the date of such mandatory conversion (unless previously converted at the option of the holder).

          (d) CONVERSION PROCEDURES - OPTIONAL CONVERSION.

               (i) Any holder of shares of Series A Preferred Stock desiring to convert such shares into Common Stock pursuant to Section 4(a) hereof shall surrender the certificate or certificates evidencing such shares of Series A Preferred Stock at the office of a duly authorized and appointed registrar and transfer agent of the Series A Preferred Stock (the "TRANSFER AGENT"), which certificate or certificates, if the Corporation shall so require, shall be duly endorsed to the Corporation or in blank, or accompanied by proper instruments of transfer to the Corporation or in blank, accompanied by irrevocable written notice to the Corporation that the holder elects so to convert such shares of Series A Preferred Stock and specifying the name or names (with address) in which a certificate or certificates evidencing shares of Common Stock are to be issued. The Corporation need not deem a notice of conversion to be received unless the holder complies with all the provisions hereof. The Corporation will instruct the Transfer Agent (which may be the Corporation) to make a notation of the date that a notice of conversion is received, which date shall be deemed to be the date of receipt for purposes hereof, so long as receipt is prior to 4:00 p.m. prevailing Eastern Time on a Trading Day and otherwise shall be deemed to be received on the next following Trading Day.

               (ii) The Corporation shall, as soon as practicable after such deposit of certificates evidencing shares of Series A Preferred Stock accompanied by the written notice and compliance with any other conditions herein contained, deliver to the person for whose account such shares of Series A Preferred Stock were so surrendered, or to the nominee or nominees of such person, certificates evidencing the number of full shares of Common Stock to which such person shall be entitled as aforesaid, together with a cash adjustment of any fraction of a share if applicable. Subject to the following provisions of this paragraph, such conversion shall be deemed to have been made as of the date of receipt (in accordance with the third sentence of Section 4(d)(i) hereof) of the shares of Series A Preferred Stock to be converted, and the person or persons entitled to receive the Common Stock deliverable upon conversion of such Series A Preferred Stock shall be treated for all purposes as the record holder or holders of such Common Stock on such date; PROVIDED, HOWEVER, that the Corporation shall not be required to convert any shares of Series A Preferred Stock while the stock transfer books of the Corporation are closed for any purpose, but the surrender of Series A Preferred Stock for conversion during any period while such books are so closed shall become effective for conversion immediately upon the reopening of such books as if the surrender had been made on the date of such reopening, and the conversion shall be at the conversion rate in effect on such date.

               (iii) All notices of conversion shall be irrevocable; PROVIDED, HOWEVER, that if the Corporation has sent notice of an event pursuant to Section 4(i) hereof, a holder of Series A Preferred Stock may, at its election, provide in its notice of conversion that the conversion of its shares of Series A Preferred Stock shall be contingent upon the occurrence of the record date or effectiveness of such event (as specified by such holder), provided that such notice of conversion is received by the Corporation prior to such record date or effective date, as the case may be.

          (e) CONVERSION PROCEDURES - MANDATORY CONVERSION. Upon the date of a mandatory conversion pursuant to Section 4(c) (the "Mandatory Conversion Date"), the rights of each holder of Series A Preferred Stock (other than the right to receive shares of Common Stock upon conversion of the Series A Preferred Stock pursuant to the terms hereof, as such holder) shall cease and such holder shall be treated for all purposes as the record holder of the shares of Common Stock issuable upon such conversion. As promptly as practicable on or after the Mandatory Conversion Date, the Corporation shall issue and cause to be mailed or delivered to such holder a notice stating that the Mandatory Conversion Date has occurred and that the shares of Series A Preferred Stock have been deemed to have converted in accordance with Section 4(c). Upon the Mandatory Conversion Date, the holders of the Series A Preferred Stock shall surrender the certificates representing such preferred stock for which such conversion has occurred to the Corporation and the Corporation shall, upon receipt of such certificate(s), cause its transfer agent to deliver the shares of Common Stock issuable upon such conversion to the holder within three business days of the holder's delivery of the applicable certificate(s) representing Series A Preferred Stock. The Corporation shall not be obligated to issue the shares of Common Stock issuable upon such conversion, however, unless certificates evidencing such preferred shares are either delivered to the Corporation or the holder notifies the Corporation that such certificates have been lost, stolen or destroyed, and executes an affidavit or agreement satisfactory to the corporation to indemnify the Corporation from any loss incurred by it in connection therewith.

          (f) ADJUSTMENT OF CONVERSION RATE. If the Corporation, at any time while any shares of Series A Preferred Stock are outstanding, shall (i) pay a stock dividend or otherwise make a distribution or distributions with respect to the Common Stock payable in shares of its capital stock (whether payable in shares of its Common Stock or of capital stock of any class), (ii) subdivide outstanding shares of Common Stock into a larger number of shares, (iii) combine outstanding shares of Common Stock into a smaller number of shares or (iv) issue by reclassification of shares of Common Stock any shares of capital stock of the Corporation, then the Conversion Rate in effect immediately prior thereto shall be adjusted by the Corporation's Board of Directors so that, upon the happening of such event, the holder of any shares of Series A Preferred Stock thereafter surrendered for conversion shall be entitled to receive, as nearly as is practicable, the number of shares of Common Stock or other capital stock which such holder would have owned or have been entitled to receive after the happening of any of the events described above had such shares of Series A Preferred Stock been converted immediately prior to the happening of such event or the record date therefor, whichever is earlier. Any adjustment made pursuant to this Section shall become effective at the time of a distribution in the case of clause (i) and (ii) above and the effective date of the event in the case of clauses (iii) and (iv) above. Notwithstanding anything to the contrary contained herein, no adjustment to the Conversion Rate shall be made under this Section 4 with respect to any dividend paid on the Series A Preferred Stock in accordance with Section 2(a) hereof.

          (g) RESERVATION OF SHARES. The Corporation shall at all times reserve and keep available, out of its authorized and unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Series A Preferred Stock, including shares of Series A Preferred Stock issued as payment of dividends pursuant to Section 2 hereof or any adjustment to the Conversion Rate, such number of shares of its Common Stock free of preemptive rights as shall be sufficient to effect the conversion of all shares of Series A Preferred Stock from time to time outstanding. The Corporation shall use its best efforts from time to time, in accordance with the laws of the State of Delaware, to increase the authorized number of shares of Common Stock if at any time the number of shares of authorized, unissued and unreserved Common Stock shall not be sufficient to permit the conversion of all the then outstanding shares of Series A Preferred Stock.

          (h) NO FRACTIONAL SHARES. No fractional shares or scrip representing fractional shares of Common Stock shall be issued upon conversion of Series A Preferred Stock. If more than one certificate evidencing shares of Series A Preferred Stock shall be surrendered for conversion at one time by the same holder, the number of full shares issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series A Preferred Stock so surrendered. Instead of any fractional share of Common Stock which would otherwise be issuable upon conversion of any shares of Series A Preferred Stock, the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to the same fraction of the Market Price as of the close of business on the day of conversion.

          (i) PRIOR NOTICE OF CERTAIN EVENTS. In case:

               (i) the Corporation shall declare any dividend (or any other distribution);

               (ii) the Corporation shall authorize the granting to the holders of Common Stock of rights or warrants to subscribe for or purchase any shares of stock of any class or of any other rights or warrants;

               (iii) of any reclassification of Common Stock (other than a subdivision or combination of the outstanding Common Stock, or a change in par value, or from par value to no par value, or from no par value to par value);

               (iv) of any consolidation or merger to which the Corporation is a party and for which approval of any stockholders of the Corporation shall be required, or of the sale or transfer of all or substantially all of the assets of the Corporation or of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or other property; or

               (v) of a Liquidation Event (including, without limitation, the voluntary or involuntary dissolution, liquidation or winding up of the Corporation);

then the Corporation shall cause to be filed with the Transfer Agent, and shall cause to be mailed to the holders of record of the Series A Preferred Stock, at their last addresses as they shall appear upon the stock transfer books of the Corporation, at least ten (10) days prior to the applicable record date hereinafter specified, a notice stating (x) the date on which a record (if any) is to be taken for the purpose of such dividend, distribution or granting of rights or warrants or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, rights or warrants are to be determined and a description of the cash, securities or other property to be received by such holders upon such dividend, distribution or granting of rights or warrants, or (y) the date on which such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding up or other Liquidation Event is expected to become effective, the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such exchange, dissolution, liquidation or winding up or other Liquidation Event and the consideration, including securities or other property, to be received by such holders upon such exchange; PROVIDED, HOWEVER, that no failure to mail such notice or any defect therein or in the mailing thereof shall affect the validity of the corporate action required to be specified in such notice.

          (j) AMBIGUITIES/ERRORS. The Board shall have the power to resolve any ambiguity or correct any error in the provisions relating to the convertibility of the Series A Preferred Stock, and its actions in so doing shall be final and conclusive.

          5. VOTING RIGHTS.

          (a) GENERAL. Except as otherwise provided herein, in the Certificate of Incorporation or the Bylaws of the Corporation, the holders of shares of Series A Preferred Stock, the holders of shares of Common Stock and the holders of any other class or series of shares entitled to vote with the Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation. In any such vote, each share of Series A Preferred Stock shall entitle the holder thereof to cast the number of votes equal to the number of votes which could be cast in such vote by a holder of the Common Stock into which such share of Series A Preferred Stock is convertible, without regard to any limitation on conversion set forth in
Section 4(b) hereto, on the record date for such vote, or if no record date has been established, on the date such vote is taken. Any shares of Series A Preferred Stock held by the Corporation or any entity controlled by the Corporation shall not have voting rights hereunder and shall not be counted in determining the presence of a quorum.

          (b) CLASS VOTING RIGHTS. In addition to any vote specified in Section 5(a), so long as at least 50% of the shares of Series A Preferred Stock initially issued in connection with the Corporation's offer and sale of securities described in that certain Confidential Offering Memorandum dated February 28, 2006, shall be outstanding, the affirmative vote or consent of the holders of at least 66% of all outstanding Series A Preferred Stock voting separately as a class shall be necessary to permit, effect or validate any one or more of the following:

               (i) the authorization, creation, designation, issuance or sale of any class or series of capital stock (including any shares of treasury stock) or rights, options, warrants or other securities convertible into or exercisable or exchangeable for capital stock which by its terms is convertible into or exchangeable for any equity security, which, as to the payment of dividends, distribution of assets, including without limitation distributions to be made upon a Liquidation, is senior to or on a parity with the Series A Preferred Stock; or

               (ii) the amendment, alteration or repeal of any provision of the Certificate of Incorporation of the Corporation (whether by way of reclassification, merger, consolidation, reorganization or otherwise) in any manner which materially adversely affects the relative preferences, privileges, restrictions or other rights of the Series A Preferred Stock, or increases the number of authorized shares of Series A Preferred Stock.

          6. MANDATORY REDEMPTION. At any time after the tenth anniversary of the date hereof, the holders of a majority of the Series A Preferred Stock then outstanding may demand that the Corporation redeem (out of funds legally available for that purpose) all of each such holder's Series A Preferred Stock then outstanding for a cash amount per share equal to the Stated Value, plus all accrued and unpaid dividends thereon (the "REDEMPTION AMOUNT"). Such right shall be exercised by delivery to the Corporation of a notice (a "MANDATORY REDEMPTION NOTICE") requesting such redemption. The Corporation shall redeem such Series A Preferred Stock on a date (a "MANDATORY REDEMPTION DATE") that is not more than thirty (30) calendar days after the date of delivery of a Mandatory Redemption Notice. Payment of the Redemption Amount shall be made by the Corporation quarterly over the three (3) years following such Mandatory Redemption Date; PROVIDED, HOWEVER, that if the Corporation has insufficient funds legally available to redeem any Series A Preferred Stock required to be redeemed on any Mandatory Redemption Date, those funds legally available for such purpose shall be used to redeem the number of shares of Series A Preferred Stock which may be legally redeemed. The holders of the Series A Preferred Stock to be redeemed pursuant to this Section 6 shall participate in any such partial redemption PRO RATA in accordance with the number of shares of Series A Preferred Stock requested to be redeemed by each such holder. At any time on or after a Mandatory Redemption Date, each holder of record of Series A Preferred Stock to be redeemed on such date shall be entitled to receive his, her or its Redemption Amount in accordance with this
Section 6 upon actual delivery to the Corporation or its agents of the certificate or certificates representing the shares to be redeemed. On a Mandatory Redemption Date, all rights in respect of such Series A Preferred Stock to be redeemed, except the right to receive the Redemption Amount, shall cease and terminate (unless default shall be made by the Corporation in the payment of the Redemption Amount, in which event such rights shall be exercisable until such default is cured), and such shares shall no longer be deemed to be outstanding, whether or not the certificate or certificates representing such shares have been received by the Corporation.

          7. OUTSTANDING SHARES. For purposes of this Certificate of Designation, after initial issuance, all shares of Series A Preferred Stock shall be deemed outstanding except (i) from the date, or the deemed date, of surrender of certificates evidencing shares of Series A Preferred Stock, all shares of Series A Preferred Stock converted into Common Stock; (ii) from the date of registration of transfer, all shares of Series A Preferred Stock held of record by the Corporation or any subsidiary of the Corporation; (iii) from the Mandatory Redemption Date, all shares of Series A Preferred Stock to be redeemed pursuant to the Mandatory Redemption Notice delivered with respect thereto; and
(iii) any and all shares of Series A Preferred Stock held in escrow prior to delivery of such stock by the Corporation to the initial beneficial owners thereof.

          8. STATUS OF ACQUIRED SHARES. Shares of Series A Preferred Stock received upon conversion pursuant to Section 4 or otherwise acquired by the Corporation will be canceled and shall not be reissued.

          9. PREEMPTIVE RIGHTS. The Series A Preferred Stock is not entitled to any preemptive or subscription rights in respect of any securities of the Corporation.

          10. NO AMENDMENT OR IMPAIRMENT. The Corporation shall not amend its Certificate of Incorporation or participate in any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in carrying out all such action as may be reasonably necessary or appropriate in order to protect the rights of the holders of the Series A Preferred Stock against impairment.

          11. SEVERABILITY OF PROVISIONS. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof. If a court of competent jurisdiction should determine that a provision hereof would be valid or enforceable if a period of time were extended or shortened or a particular percentage were increased or decreased, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

          IN WITNESS WHEREOF, COUGAR BIOTECHNOLOGY, INC. has caused this

Certificate to be signed by its duly authorized officer on this 31st day of March, 2006.


                                   COUGAR BIOTECHNOLOGY, INC.


                                   By:  /s/ ALAN AUERBACH
                                        -----------------------------------
                                        Name:  Alan Auerbach
                                        Title: Chief Executive Officer/President

                                    EXHIBIT 4

                              COUGAR BIOTECHNOLOGY



                         10940 WILSHIRE BLVD, SUITE 600
                              LOS ANGELES, CA 90024
                                 (310) 443-4209


                                                              March 31, 2006

Adage Capital Management, L.P.
200 Clarendon Street, 52nd Floor
Boston, MA 02116

Dear Sir:


          This letter agreement (the "Letter Agreement") is to confirm the arrangement by and between Cougar Biotechnology Inc., ("Cougar") and Adage Capital Management, L.P. ("Adage") relating to the election by Cougar of two additional members to the Board of Directors of Cougar. For purposes of this Letter Agreement, "Company" shall refer to Cougar Biotechnology, Inc. prior to the completion of the merger transaction (the "Merger") by and among Cougar, SRKP 4, Inc. ("SRKP") and SRKP Acquisition Corp., a wholly owned subsidiary of SRKP, and to SRKP after completion of the Merger, and "Board" shall refer to the Board of Directors of the Company.

          As a condition to Adage's subscription of $599,999.84 pursuant to the Company's private placement offering (the "Offering") of up to 22,919,075 Units, as described in more detail in that certain Confidential Offering Memorandum dated February 28, 2006, as amended, restated, supplemented or otherwise modified from time to time (the "Offering Memorandum"), the Company shall select each of the two additional directors from a pool of five qualified persons selected by Adage in the manner set forth herein.

          Adage will provide the Company a list of five qualified candidates for election to the Board (each a "Candidate," and collectively the "Candidate List") within thirty (30) days of the final closing of the Offering. Each of the candidates shall be qualified, within the reasonable good faith discretion of the Company, including, without limitation, consideration of the following criteria:

          1) such candidate's experience and background in biotechnology or biopharmaceutical industries;

          2) such candidate's experience and background as a director of a public company;

          3) such candidate's experience and background with respect to capital raising and financing, particularly for small public companies;

          4)   such candidate's general business experience;

          5) whether such candidate is "independent," as that term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, and the listing standards applicable to issuers listed on Nasdaq or other listing entities;

          6) such candidate's qualification to serve on any committee of the Board, including the audit committee and such candidate's qualification as a financial expert with respect to such committee, and any other requirements of the Sarbanes-Oxley Act of 2002;

          7) such candidate's involvement in certain legal proceedings, including without limitation:

               (a) a bankruptcy petition filed by or against any business of which such candidate was a general partner or executive officer at such time of the bankruptcy or within two years prior to such time;

               (b) a conviction in a criminal proceeding or subjection to a pending criminal proceeding;

               (c) subjection to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; or

               (d) being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated federal or state securities or commodities laws, and that judgment has not been reversed, suspended or vacated; and

          8) any other facts or occurrences the existence of which cause the Company to reasonably conclude that such candidate's election or service to the Company as a director would be contrary to the goals of the Company.

The Company shall have complete discretion in contacting the Candidates or otherwise performing due diligence on the Candidates and their suitability to serve on the Board. In the event the Company determines that any one or more of the candidates on the Candidate List are not qualified within the Company's reasonable good faith discretion, the Company shall promptly notify Adage of such determination, and Adage shall promptly supplement the Candidate List with one new candidate for each candidate so deemed unqualified.

          The Company shall, within thirty (30) days of its receipt of the Candidate List (as extended appropriately for consideration of any supplemental candidates to the Candidate List, if applicable), select from the Candidate List two individuals to serve on the Board, and shall within a reasonable time cause its Board to appoint such individuals to the Board, to serve until such time that his or her successor is elected and qualified in accordance with the terms of the Company's bylaws and Delaware General Corporation Law. Further, the Board shall nominate such selected candidates, or other such candidates similarly designated by Adage and approved by the Company in the manner set forth herein, for election as directors by stockholder vote completed by the Company on or prior to the date two years from the date hereof; provided that, the Company shall not be obligated to nominate for election as directors any such candidates in the event that Adage has divested by such time more than 50% of the aggregate shares of Cougar capital stock, or other such securities of any other person or entity received in exchange for such Cougar capital stock pursuant to any merger, exchange, consolidation, reclassification, reorganization or similar transaction (in either event as adjusted appropriately for any stock dividends, combinations, stock splits or similar events), subscribed for by Adage in the Offering, including without limitation the Merger.

          Adage acknowledges and agrees that none of the rights provided to Adage pursuant to the terms of this Letter Agreement shall be transferable to any person or entity without the prior written consent of Cougar.


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

          If you agree to the terms set forth herein, please execute this Letter Agreement where indicated below and return a copy of the executed letter to me by facsimile at (310) 443-4210, with original sent by mail to: Cougar Biotechnology, Inc., 10940 Wilshire Boulevard, Suite 600, Los Angeles, CA 90024,
Attn: Alan H. Auerbach.

          Should you have any questions, please feel free to call me.


                                         Very truly yours,


                                         /s/ Alan H. Auerbach
                                         --------------------------------------
                                         Alan H. Auerbach
                                         Chief Executive Officer


ACCEPTED AND AGREED TO:

ADAGE CAPITAL MANAGEMENT, L.P.


/s/ Daniel S. Lehan III
---------------------------------
By:  Daniel S. Lehan III
Its: COO



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